File  Nos. /811-08052

	               SECURITIES AND EXCHANGE COMMISSION
	                    Washington, D.C.  20549
	                            FORM N-4

     REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933	      	 [X]
	Pre-Effective Amendment No.  ____			 	 [ ]
	Post-Effective Amendment No. ____			 	 [ ]

    REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940	 [X]
	                          Amendment No.  68			 [X]
	                 (Check appropriate box or boxes.)

	                   SYMETRA SEPARATE ACCOUNT C
                     --------------------------------------
	                    (Exact Name of Registrant)

	                Symetra Life Insurance Company
                     --------------------------------------
	                       (Name of Depositor)

777 108th Ave NE, Suite 1200, Bellevue, WA                              98004
--------------------------------------------------                 ------------
(Address of Depositor's Principal Executive Offices)                (Zip Code)

     Depositor's Telephone Number, including Area Code (425) 256-8000

	            Name and Address of Agent for Service
                ---------------------------------------------
	                    Jacqueline M. Veneziani
	                777 108th Ave NE, Suite 1200
	                  Bellevue, Washington 98004
	                         (425) 256-5026



                       Approximate date of Proposed Public Offering:
As Soon as Practicable after the effective date of this registration statement.

The Registrant hereby amends this registration statement on such dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


Title of Securities Being Registered:  Group Flexible Premium Deferred
					Variable Annuity Contracts

Symetra
Retirement
Passport Group
Variable Annuity
issued by
SYMETRA SEPARATE
ACCOUNT C
and
SYMETRA LIFE
INSURANCE COMPANY

This prospectus describes a group variable annuity contract, the Symetra Retirement Passport Group Variable Annuity Contract, and the Certificates issued thereunder. It contains important information. Please read it before investing and keep it on file for future reference. Thisprospectus does not constitute an offering in any jurisdiction in which the group contract or Certificates may not lawfully be sold.


Investment in a group variable annuity contract is subject to risks, including the possible loss of principal. The group variable annuity contract is not a deposit or obligation of, or guaranteed or endorsed by, any financial institution; and is not insured or guaranteed by the Federal Deposit Insurance Corporation, or any other government agency.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

You can allocate money invested in the Contract to the Fixed Account (which credits a specified guaranteed interest rate) and/or to Symetra Separate Account C ("Separate Account"), which invests in the Sub-accounts listed here. Your retirement Plan may limit the Portfolios available in its plan and may choose to exclude some of the Portfolios shown. The Portfolio prospectuses for each of the Sub-accounts available through the Separate Account should be read in conjunction with this prospectus and, if not included with this prospectus, are available by request at no charge.

To learn more about the Symetra Retirement Passport Group Variable Annuity Contract, you can obtain a copy of the Statement of Additional Information
(SAI) dated August 1, 2009. The SAI has been filed with the Securities and Exchange Commission (SEC) and is legally part of the prospectus. You may request a free copy of the SAI, a paper copy of this prospectus (if you have received it in an electronic format) or a prospectus for any of the underlying Portfolios, by calling us at 1-800-796-3872 or writing us at: PO Box 3882, Seattle, WA 98124-3882. The table of contents for the SAI can be found at the end of this prospectus. The SEC maintains a website at http://www.sec.gov that contains the SAI,material incorporated by reference, and other information regarding companies that file electronically.


AIM VARIABLE INSURANCE FUNDS
	-	AIM V.I. Mid Cap Core Equity Fund (Series II shares)

AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
	-	American Century VP Inflation Protection Class II Fund
	-	American Century VP International Class II  Fund

BLACK ROCK
	Black Rock Global Allocation VI - Class 3
	-	Black Rock Global Growth VI - Class 3
	-	Black Rock Large Cap Value VI - Class 3

CALVERT
	-	Calvert Social Balanced
	-	Calvert Social Equity
	-	Calvert Social Mid-Cap Growth

COLUMBIA
	-	Columbia Mid Cap Value B
	-	Columbia Mid-Cap Growth B
	-	Columbia Small Cap Growth B
	-	Columbia Small Cap Value B

DWS INVESTMENTS VIT FUNDS
	-	DWS Capital Growth VIP - Class B Shares

FIDELITY[registered trademark symbol] VARIABLE I INSURANCE PRODUCTS
	-	Fidelity VIP Contrafund[registered trademark symbol]
			Portfolio - Initial Class
	-	Fidelity VIP Freedom 2010 Portfolio - Service Class 2
	-	Fidelity VIP Freedom 2015 Portfolio - Service Class 2
	-	Fidelity VIP Freedom 2020 Portfolio - Service Class 2
	-	Fidelity VIP Freedom 2025 Portfolio - Service Class 2
	-	Fidelity VIP Freedom 2030 Portfolio - Service Class 2
	-	Fidelity VIP Freedom 2035 Portfolio - Service Class 2
	-	Fidelity VIP Freedom 2040 Portfolio - Service Class 2
	-	Fidelity VIP Freedom 2045 Portfolio - Service Class 2
	-	Fidelity VIP Freedom 2050 Portfolio - Service Class 2
	-	Fidelity VIP Freedom Income Portfolio - Service Class 2
	-	Fidelity VIP Money Market Portfolio - Service Class 2

FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
	-	Franklin Flex Cap Growth Securities Fund - Class 2
	-	Franklin Income Securities Fund - Class 2
	-	Franklin Small Cap Value Securities Fund - Class 2
	-	Franklin Small-Mid Cap Growth Securities Fund - Class 2
	-	Franklin U.S. Government Fund - Class 2
	-	Franklin Templeton VIP Founding Funds Allocation Fund -
			Class 2
	-	Mutual Shares Securities Fund - Class 2
	-	Templeton Developing Markets Securities Fund - Class 2
	-	Templeton Global Bond Securities Fund - Class 2
	-	Templeton Growth Securities Fund - Class 2

GOLDMAN SACHS
	-	Goldman Sachs Income Government VIT Service Class

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
	-	Neuberger Berman AMT Guardian Portfolio - Class S
	-	Neuberger Berman AMT Regency Portfolio- Class S
	-	Neuberger Berman AMT Mid Cap Growth Portfolio - Class S

PIMCO VARIABLE INSURANCE TRUST
	-	PIMCO All Asset Portfolio - Advisor Class Shares
	-	PIMCO Total Return Portfolio - Advisor Class Shares

VANGUARD[registered trademark symbol] VARIABLE INSURANCE FUND PORTFOLIOS
	-	Vanguard VIF - Balanced Portfolio
	-	Vanguard VIF - High Yield Bond Portfolio
	-	Vanguard VIF - International Portfolio
	-	Vanguard VIF - Mid-Cap Index Portfolio
	-	Vanguard VIF - REIT Index Portfolio
	-	Vanguard VIF - Total Bond Market Index Portfolio
	-	Vanguard VIF - Total Stock Market Index Portfolio



	Retail Funds available to the general public outside of variable annuity and variable life insurance contracts:


AMERICAN FUNDS (R Shares)
	-	American Funds AMCAP
	-	American Funds American Balanced
	-	American Funds American High Income Trust
	-	American Funds Capital World Bond
	-	American Funds Euro Pacific Growth
	-	American Funds Growth Fund of America
	-	American Funds Invest Co of America
	-	American Funds New Perspective
	-	American Funds WA Mutual Investors

DWS
	-	DWS Dreman Small Cap Value - Class A Shares

NEUBERGER BERMAN
	-	Neuberger Berman Genesis Advisor Shares

Dated:  August 1, 2009

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TABLE OF CONTENTS							Page
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DEFINED TERMS

SUMMARY

FEE TABLE

EXAMPLES

	1.	THE GROUP ANNUITY CONTRACT
	Beneficiary
	Assignment

	2.	PURCHASE
	Eligible Plans
	Purchase Payments
	Allocation of Purchase Payments
	Accumulation Units
	Right to Examine

	3.	ANNUITY PAYMENTS (INCOME PHASE)
	Fixed Payments
	Partial Annuitizations
	Annuity Options

	4.	INVESTMENT OPTIONS
	Variable Investment Options
	Changes to the Investment Options
	Compensation We Receive From Portfolios
	Voting Rights
	Fixed Account
	Transfers Among Sub-accounts & the Fixed Account
	Scheduled Transfers
	Limits on Excessive Transfers and Market Timing Activity

	5.	CHARGES & EXPENSES
	Daily Charges
	Annual Administration Maintenance Charge
	Loan Charges and Interest Rates
	Surrender Charge
	Free Withdrawal Amount
	Withdrawal Charge
	Transfer Charge
	Premium Taxes
	Income or Other Taxes
	Portfolio Expenses
	Reduction or Waiver of Certain Charges

	6.	TAXES
	Qualified Contracts
	403(b) Contracts
	Roth 403(b) Plans
	Section 457 Plans
	Required Minimum Distributions
	Withdrawal for Investment Adviser Fees
	Taxation of Annuity Payments
	Effect of Civil Unions and Domestic Partnerships
	Tax Withholding
	Exchanges
	Federal Estate Taxes
	Generation-Skipping Transfer Tax
	Annuity Purchases By Non-Resident Aliens and Foreign Corporations Foreign Tax Credits
	Possible Tax Law Changes

	7.	ACCESS TO YOUR MONEY
	Surrendering Your Certificate
	Loans
	Repetitive Withdrawals
	Withdrawal Restrictions
	Withdrawal Restrictions on Texas ORP
	Minimum Value Requirements

	8.	DEATH BENEFIT
	Death of Participant Prior to the Annuity Date
	Payment of Death Benefit
	Death During the Income Phase

	9.	OTHER INFORMATION
	Symetra Life
	Separate Account
	Changes to the Separate Account
	Distribution (Principal Underwriter)
	Reports to Participants
	Amendments to the Contract
	Legal Proceedings
	Right to Suspend Transfers or Withdrawals
	Website Information
	Financial Statements

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION

APPENDIX A:  ACCUMULATION UNIT VALUE
	     HISTORY

                                   DEFINED TERMS
We have used simple, clear language as much as possible in this prospectus. However, by the very nature of the Contract certain technical words or terms are unavoidable. We have identified the following as some of these words or terms.



Accumulation Phase	The period between the date we allocate a
			Participant's first Purchase Payment and the Annuity
			Date. During this phase, the Participant can invest money in the Contract.

Accumulation Unit	A unit of measure we use to calculate the value
			in a Sub-account during the Accumulation Phase.

Annuity Date		The date a Participant's annuity payments begin
			under an annuity option. This date must be before the Participant is age 96.

Beneficiary		The person or entity designated to receive any
			benefits under the Contract upon the Participant's death.

Business Day 		Any day the New York Stock Exchange is open for
			regular trading.

Certificate		The document evidencing a Participant's interest
			in the Contract and describing the benefits available to the Participant.

Certificate Anniversary	The anniversary of the Certificate Date.

Certificate Date	The date the initial Purchase Payment is allocated to
			the Participant Account and all required information to establish the Participant Account is received at Symetra Life.

Certificate Year	The 12-month period starting on the Certificate
			Date and each anniversary of that date.

Contract		The group variable annuity contract by and between
			Symetra Life and the Contractholder.

Contract  Year		A 12-month period starting on the date we issue the
			Contract and each anniversary of that date.

Contract Date		The Contract Date is the first day money is
			allocated to the Contractholder Accumulation
			Account or a Participant Account.

Contractholder		The legal entity identified on the application,
			entitled to exercise all rights and privileges under the Contract and to whom the Contract is issued.

Contractholder		The account established on behalf of the Contractholder
 Accumulation  Account	that reflects the value of Purchase Payments not
			currently allocated on behalf of Participants, less previous withdrawals and transfers. This account may also contain non-vested employer contributions.

ERISA			The Employee Retirement Income Security Act of 1974, as
			amended or revised.

Fixed Account		The investment option in the Contract that provides
			for guaranteed interest and is part of Symetra Life's
			General Account.

General Account		The General Account consists of all assets of Symetra
			other than those allocated to a Separate Account.

Income Phase 		The period beginning on the Annuity Date during which
			the Participant receives annuity payments.

Internal Revenue Code  	The Internal Revenue Code of 1986, as amended or
(the "Code")		revised.

Investment Options	Those investments available under this Contract, as
			shown in this prospectus.

Net Investment Factor	A unit of measure we use in calculating the daily
			change in Accumulation Unit value for each Sub-account.

NYSE			The New York Stock Exchange.

Participant		A person for whom an account is established under
			the Plan as directed by the Contractholder.

Participant Account	The individual account established for a Participant
			to record the Participant Account Value.

Participant Account  	The sum of the value of the Sub-accounts and the Fixed
Value			Account held on behalf of the Participant.

Plan			The retirement plan established by the employer  and
			qualified under Section 403(b) or 457 of the Code for which the Contract is used as a funding vehicle.

Portfolios 		The funds in which the corresponding Sub-accounts
 			invest.

Purchase Payment	An amount paid to Symetra Life for allocation
			under the Contract for a Participant, less any premium tax due at the time the payment is made.

Separate Account	Symetra Separate Account C, a segregated asset account
			established under Washington law.

Sub-account		A division of the Separate Account for which
			Accumulation Units are separately maintained.  Each
			Sub-account invests exclusively in a particular
			Portfolio.

Variable Account	The account that reflects the Contractholder's or
			Participant's interest in the Sub-accounts.

==============================================================================
                                    SUMMARY
==============================================================================
Topics in this Summary correspond to sections in the prospectus which discuss them in more detail.

-------------------------------------------------------------------------------
THE GROUP ANNUITY CONTRACT
-------------------------------------------------------------------------------

The prospectus describes generally applicable provisions of the group variable annuity Contract which is an agreement between the owner of the Contract, ("Contractholder") and Symetra Life Insurance Company ("Symetra Life", "we", and "us"). It is designed to help retirement plan Participants, for whom money is invested under the group Contract, invest on a tax-deferred basis for retirement subject to the requirements of the Plan. This prospectus is provided both to the Contractholder, and, when required by law, to each Participant. In this prospectus,depending on the context, "you" is the Contractholder or the Participant.

The Contract and certain benefits and features may not be available in all states or under all Plans. You should refer to your Contract or Certificate for any variations required by your state or Plan. The provisions of the Contract control if inconsistent with any of the provisions in the prospectus. You should not purchase this Contract or Certificate if you are looking for a short-term investment or if you cannot accept the risk of getting back less money than you put in.

The terms of the Plan may limit your exercise of Contract or Certificate rights.

You may invest your money among the Sub-accounts and a Fixed Account available under the Contract. Each Sub-account purchases shares of a corresponding underlying Portfolio. The value of the Sub-accounts can fluctuate up or down based on the investment performance of the underlying investments. Investments in the Sub-accounts are not guaranteed and may lose money. The Fixed Account offers an interest rate set and guaranteed by Symetra Life. The choices for the various Sub-accounts are found in Section 4 of this prospectus.

Under each Certificate, there is an Accumulation Phase and an Income Phase. During the Accumulation Phase, money is invested for a Participant.
Typically, earnings accumulate on a tax-deferred basis and are treated as income when you make a withdrawal. Your earnings or losses are based on the investment performance of the Sub-accounts you select and/or the interest rate earned on the Fixed Account. During the Income Phase, the Participant (or someone you choose) will receive payments from your annuity.

The amount of money accumulated in each Participant Account during the Accumulation Phase will affect the amount of payments during the Income Phase.

We offer other variable annuity contracts that have different features and investment options. However, these other contracts also have different charges that would affect the Sub-account performance and may not be offered as a funding vehicle for retirement plans. To obtain more information about these other contracts, contact our Home Office at the contact information shown below under "Inquiries."
-------------------------------------------------------------------------------
ANNUITY PAYMENTS (INCOME PHASE)
-------------------------------------------------------------------------------

As permitted by the Plan, a Participant or the Beneficiary of a deceased Participant Account may choose between four annuity payment options: Life Annuity; Life Annuity with Guaranteed Period; Joint and Survivor Life Annuity; or Joint and Survivor Life Annuity with Guaranteed Period. This selection cannot be changed once you switch to the Income Phase.
-------------------------------------------------------------------------------
PURCHASE
-------------------------------------------------------------------------------

You can participate under the Contract with an initial Purchase Payment of $30 or more, unless your Plan has a different requirement. You can add $30 or more as often as you like during the Accumulation Phase. Any single Purchase Payment in excess of $1 million dollars requires our prior approval.
-------------------------------------------------------------------------------
INVESTMENT OPTIONS
-------------------------------------------------------------------------------

Currently, the Contract offers 60 Portfolios through the Sub-accounts of Separate Account C. Depending upon market conditions, you can make or lose money in any of these Sub-accounts. You may also allocate money to the Fixed Account which credits guaranteed interest rates. We reserve the right to add, combine, restrict or remove any Sub-account available as an investment option under the Contract.
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CHARGES & EXPENSES
-------------------------------------------------------------------------------

The Contract has insurance features and investment features, and there are costs related to each.

We deduct an insurance charge called a mortality and expense risk charge which equals a maximum of 1.25% annually of the average daily net assets of
each Sub-account.   This charge is deducted daily.

We also deduct a Sub-account Fund Facilitation Fee if you are invested in certain Sub-accounts. This charge is deducted daily. If you are invested in any of the Vanguard Variable Insurance Fund Portfolios, this charge is equal to  0.25% annually of the average daily net assets of each Vanguard Sub-account
you are invested in.    Similarly, if you are invested in any of the Calvert
Variable Portfolios, this charge is equal to 0.10% annually of the average
daily net assets of each  Calvert Sub-account you are invested in.   This
charge only applies to the Vanguard and Calvert Sub-accounts.

A $30 annual administration maintenance charge will be deducted from your Participant Account Value on the last day of each Certificate Year and if you withdraw your entire Participant Account Value.

If more than 10% of a Participant Account Value or Contractholder Accumulation Account is taken out in a Certificate or Contract Year, respectively, a surrender charge may be assessed. The amount of this charge depends upon the age of your Certificate and your circumstances and is based upon the amount withdrawn. The surrender charge assessed against the Contractholder Accumulation Account is based upon the age of the Contract. The charge starts at 9% in the first year and declines until the tenth and later years when there is no charge. This charge will not exceed 9% of Purchase Payments.

We deduct a separate withdrawal charge equal to $25 after the first withdrawal in a Certificate Year unless the withdrawal is taken through Electronic Funds Transfer ("EFT"). Other circumstances may eliminate this charge. See
Section 5 of this prospectus for a more detailed discussion.

You can transfer between Sub-accounts up to 12 times per Contract Year free of a transfer charge. A transfer charge equal to the lesser of $10 or 2% of the amount being transferred may apply to each additional transfer. Your transfers may be prohibited, restricted or limited, however, by market timing and excessive trading policies and procedures and the terms of the Plan.

In a limited number of states there is a premium tax of up to 3.5%, depending upon the state. In this case, a premium tax charge for the payment of these taxes may be deducted.

There are also annual Portfolio expenses which vary depending upon the Portfolios you select. In 2008, these expenses ranged from _____% to ______%, after any fee waivers or expense reimbursements.

The Fee Table following this Summary shows the various fees and expenses you will incur directly and indirectly by investing. There are situations where all or some of the transaction expenses do not apply. See Section 5 of this prospectus for a more detailed discussion.
-------------------------------------------------------------------------------
TAXES
-------------------------------------------------------------------------------

This brief summary generally refers to the taxation of qualified contracts issued in connection with qualified retirement plans. Generally, distributions from qualified Certificates are included in the Participant's income as ordinary income. These taxable distributions will include earnings and amounts equal to Purchase Payments that were deductible or excludible from income. There are exceptions. For example, you do not include amounts received from a Roth 403(b) in income if certain conditions are satisfied.
-------------------------------------------------------------------------------
ACCESS TO YOUR MONEY
-------------------------------------------------------------------------------

The Plan determines when you may withdraw money. When you are allowed to withdraw money, each Certificate Year you can take up to 10% of the Participant Account Value without paying a surrender charge. The Contractholder may also take up to 10% of the Contractholder Accumulation Account without paying a surrender charge. Amounts in excess of 10% may be subject to a surrender charge. This charge varies based on the age of your Certificate. You may have to pay income taxes and tax penalties on any money you withdraw.
-------------------------------------------------------------------------------
PERFORMANCE
-------------------------------------------------------------------------------

The Participant Account Value or Contractholder Accumulation Account will vary up or down depending upon the investment performance of the Sub-accounts you choose. Past performance is not a guarantee of future results.
-------------------------------------------------------------------------------
DEATH BENEFIT
-------------------------------------------------------------------------------

If a Participant dies prior to the Income Phase, we will pay a guaranteed minimum death benefit as described in Section 8 of this prospectus. The death benefit is designed to protect your Participant Account Value from potentially poor investment performance and the impact that poor investment performance could have on your death benefit. The death benefit is provided at no extra cost to you. If the Participant is age 74 or younger at the time of death, the death benefit is equal to the greater of your Participant Account Value or 100% of your Purchase Payments adjusted for prior withdrawals and associated charges. If the Participant is age 75 or older at the time of death, the death benefit is equal to the Participant Account Value. In all cases, any outstanding loans will be deducted from the death benefit proceeds.
-------------------------------------------------------------------------------
OTHER INFORMATION
-------------------------------------------------------------------------------

Right to Examine. The Participant has the right to examine and cancel the Certificate within 10 days after receiving it (or any longer period that is required in your state). The Contractholder also has the right to cancel the Contract within 10 days after receiving it (or any longer period that is required in your state). If you decide to cancel the Certificate or Contract, we will send your money back without assessing a surrender charge or any other charges.

You will receive:

	-	your Participant Account Value or Contractholder Accumulation
		Account on the day we receive your request which may be more or less than your original Purchase Payment;

	-	a return of Purchase Payments; or

	-	the greater of the two, depending on state law requirements.

Transactions. Under the following strategies, you can initiate transfers or withdrawals as desired or schedule them in advance. These are available at no additional charge.

	-	Dollar Cost Averaging: You may elect to automatically transfer
		a set amount from any Sub-account or the Fixed Account to
		any of the other Sub-accounts monthly or quarterly. This feature attempts to achieve a lower average cost per unit
		over time.
	-	Appreciation or Interest Sweep: If your Participant Account
		Value equals or exceeds $10,000, you may elect to have interest from the Fixed Account or earnings from the Fidelity VIP Money Market Portfolio automatically swept monthly, quarterly, semi-annually, or annually into any other Sub-account of your choice.
	-	Investment Option Rebalancing: If your Participant Account
		Value equals or exceeds $10,000, you may elect to have each investment option rebalanced quarterly, semiannually, or annually to maintain your specified allocation percentages.
	-	Repetitive Withdrawals: You may elect to receive monthly,
		quarterly, or annual checks during the Accumulation Phase.
		Any money you receive may result in surrender charges, withdrawals charges, income taxes, and tax penalties.

Replacements. The Contractholder and the Participant should carefully consider surrendering or withdrawing money from an existing annuity contract prior to purchasing the Contract or Certificate described in this prospectus. There may be a surrender charge on your old contract, there will be a new surrender charge period under this Contract or Certificate, other charges may be higher (or lower), and the benefits will probably be different. You should not replace an existing contract for this one unless you determine, after knowing all of the facts, that the exchange is in your best interest and not just better for the person trying to sell you this Contract or Certificate (that person will generally be paid a commission if you buy this Contract or Certificate through an exchange or otherwise).

State Variations.   Certain provisions of the Contract may be different
from the general description in this prospectus, and certain options may not be available, because of legal restrictions in your state. See your Contract or Certificate for specific variations since any such state variations will be included in your Contract or Certificate or in endorsements attached to your Contract or Certificate. See your agent or contact us for specific information that may be applicable to your state.
-------------------------------------------------------------------------------
INQUIRIES
-------------------------------------------------------------------------------

If you need more information, please contact us at our "Home Office":

	Symetra Life Insurance Company
	777 108th Ave. NE, Suite 1200
	Bellevue, WA 98004

	1-800-796-3872
	http://www.symetra.com

=====================================================================================================================
                                                  FEE TABLE
The purpose of the Fee Table is to show you the various fees and expenses incurred directly and indirectly by owning, participating in, and surrendering the Contract, including underlying Certificates. The Fee Table reflects the expenses of the Separate Account as well as the Portfolios. The Fee Table reflects the maximum levels of the fees and charges (except for Portfolio Operating  Expenses).  Actual fees and charges could be lower in certain circumstances.  See "Reductions or  Waiver of Certain Charges" in Section 5 of this prospectus.
=====================================================================================================================



The Transaction Expenses table describes the fees and expenses that you will pay when you surrender, make withdrawals or transfer money between investment options.  State Premium Taxes may also be deducted.

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	TRANSACTION EXPENSES					MAXIMUM AMOUNT DEDUCTED
-----------------------------------------------------------------------------------------------------------------------
SURRENDER CHARGE (1)						Contract
(As a percentage of the amount withdrawn) 			Years:     	0  1  2   3   4  5   6  7  8  9+
No charge for the first 10% of Participant Account Value or	Elapsed
Contractholder Accumulation Account withdrawn in a Contract
Year.
								Percentage: 	9% 8% 7%  6%  5% 4%  3% 2% 1% 0%

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WITHDRAWAL CHARGE  (2)
(Assessed for each withdrawal after the first withdrawal in a				$25
 Contract Year or Certificate Year)
-----------------------------------------------------------------------------------------------------------------------
TRANSFER CHARGE 						$10 or 2% of amount transferred whichever is less
(Assessed for each  transfer in excess of 12 transfers
in a Certificate Year)
-----------------------------------------------------------------------------------------------------------------------

(1) The surrender charge will not exceed 9% of Purchase Payments.

(2) We eliminate this charge for withdrawals taken through EFT, annuity payments, repetitive withdrawals or if you withdraw the entire Participant Account.

The Periodic Charges table below describes the fees and expenses that you will pay periodically during the time that you own the Certificate or have a Participant Account Value under the Contract, not including Portfolio fees and expenses.
-----------------------------------------------------------------------------------------------------------------------
			PERIODIC CHARGES
		 Shown As An Annual Rate or Amount			MAXIMUM AMOUNT			    CURRENT
	(Not Including Portfolio Operating Fees and Expenses)  	   	    DEDUCTED			AMOUNT DEDUCTED
-----------------------------------------------------------------------------------------------------------------------

ANNUAL ADMINISTRATION MAINTENANCE CHARGE (3)
(Deducted from Participant Account Value)					$30 				$30
-----------------------------------------------------------------------------------------------------------------------

SEPARATE ACCOUNT ANNUAL EXPENSES  FOR PARTICIPANT ACCOUNT VALUES SUBJECT TO THE SUB-ACCOUNT FUND FACILITATION FEE
 (As a percentage of average daily net assets of each Sub-account/deducted daily)
-----------------------------------------------------------------------------------------------------------------------

		Mortality And Expense Risk Charge				1.25%				1.25%
		Sub-account Fund Facilitation Fee (4)				0.25%				0.25%
		TOTAL SEPARATE ACCOUNT ANNUAL EXPENSES				1.50%				1.50%
-----------------------------------------------------------------------------------------------------------------------
(3) We do not deduct this charge if the Particpant Account is at least $50,000 when the deduction is to be made.

(4) The Sub-account Fund Facilitation Fee is assessed against Participant Account Value invested in certain Sub-
accounts. For the Vanguard Variable Insurance Funds a 0.25% fee applies and for the Calvert Variable Insurance
Portfolios a 0.10% fee applies.











The Total Annual Portfolio Expense Table shows the lowest and highest total operating expenses charged by the
Portfolio companies that you pay indirectly during the time you invest in the Certificate under the Contract.  The total operating expenses are expressed as an annual percentage of average daily net assets and are deducted from
Portfolio assets.  The amounts are based on expenses paid as of the end of the fiscal year December 31, 2008. Actual expenses in the future may be higher or lower. For Portfolios that invest in shares of one or more acquired funds, the total annual operating expenses include fees and expenses incurred indirectly by the Portfolio as a result of investment in shares of one or more acquired funds.  The fees and expenses (including management fees, distribution (12b-1) fees and other expenses) for each individual Portfolio are contained in the prospectuses for each Portfolio.






TOTAL ANNUAL PORTFOLIO OPERATING EXPENSES (5)			Lowest			Highest
------------------------------------------------------------------------------------------------------------------------
Range of total annual portfolio operating expenses
(before any waivers or expense reimbursement)

Range of total annual portfolio operating expenses
(after any waiver or expense reimbursement) (6)

	(5) We reserve the right to implement, administer, and charge you for any fee or restriction, including
	redemption fees which may be imposed by any underlying Portfolio.

	(6) The range of Total Annual Portfolio Operating Expenses after any waiver or expense reimbursement takes
	into account contractual arrangements for certain Portfolios that require the investment adviser to reimburse or
	waive Portfolio operating expenses until at least April 30, 2010. Advisers to certain Portfolios offered
	in the contract agree to waive or reimburse advisory fees or other fees. This reduces Portfolio	operating
	expenses. Such arrangements are described in more detail in the prospectus for each Portfolio.



=====================================================================================================================
                                                    EXAMPLES
=====================================================================================================================

These examples are intended to help you compare the cost of investing in the Contract or Certificate with the cost of investing in other variable annuity group contracts.  These costs include transaction expenses, fees, Separate
Account annual expenses (including the mortality and expense risk charge), and the Portfolio fees and expenses.

For purposes of calculating the examples, we use an average annual administration maintenance charge based on the charges anticipated to be paid in the first year the Contracts and Certificates issued thereunder are offered.  We based annual expenses of the underlying Portfolios on data provided by the Portfolio companies for the year ended
December 31, 2008. The examples do not reflect premium taxes that may apply depending on the state where you live, and assume no transfers or partial withdrawals. The examples do not take into consideration any fee waiver or reimbursement arrangements of the underlying Portfolios.  If these arrangements were taken into consideration, the expenses shown would be lower.  We did not independently verify the data provided.

Different fees may be imposed during the Income Phase.  Please see Section 5 of the prospectus  for a more detailed description.

The examples should not be considered a representation of past or future expenses.  Your actual costs may be higher or lower.  The 5% annual return assumed in the examples is purely hypothetical.  Actual returns (investment performance) will vary and may be more or less than 5%.
_
You would pay the following expenses on a $10,000 investment in the Contract for the time periods indicated below and your investment has a 5% return each year.

THE FOLLOWING EXAMPLE ASSUMES THE HIGHEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.
------------------------------------------------------------------------------------------------------------------------
			If You Surrender Your Contract At The End of 		If The Contract Is Not Surrendered
				  Each Time Period	 				or Is Annuitized
------------------------------------------------------------------------------------------------------------------------
Features Chosen 		1 Year		3 Years					1 Year		3 Years
------------------------------------------------------------------------------------------------------------------------

With Standard Investments
------------------------------------------------------------------------------------------------------------------------
If you Invest in the Vanguard
Variable Insurance Fund
Portfolios
------------------------------------------------------------------------------------------------------------------------
THE FOLLOWING EXAMPLE ASSUMES THE LOWEST FEES AND EXPENSES OF ANY OF THE PORTFOLIOS.

------------------------------------------------------------------------------------------------------------------------
			If You Surrender Your Contract At The End of 		If The Contract Is Not Surrendered
				  Each Time Period	 				or Is Annuitized
------------------------------------------------------------------------------------------------------------------------
Features Chosen 		1 Year		3 Years					1 Year		3 Years
------------------------------------------------------------------------------------------------------------------------

With Standard Investments
------------------------------------------------------------------------------------------------------------------------
If you Invest in the Vanguard
Variable Insurance Fund
Portfolios
------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------
1. THE GROUP ANNUITY CONTRACT
-----------------------------------------------------------------------------


This prospectus describes generally applicable provisions of the Contract offered by Symetra Life and the Certificates issued thereunder. The Contract is designed as a funding vehicle for retirement plans that qualify for tax favored treatment under Section 403(b) or 457 of the Internal Revenue Code.

The Contract is an agreement between the Contractholder (generally the employer, a trust or other entity authorized to hold retirement plan assets for the benefit of employees) and Symetra Life. The Contract is designed to provide the Participant certain tax deferral features under the Internal Review Code and to help the Participant invest on a tax-deferred basis for retirement. You do not have to purchase an annuity contract to obtain the same type of tax deferral as provided by qualified plan arrangements.
However, the Contract provides for features and benefits not provided by other such qualified plan arrangements. In this prospectus, depending on the context, "you" and "your" can mean the Contractholder or the Participant.

Each Participant in the Plan is issued a Certificate evidencing the Participant's interest in the Contract and describing its benefits. The Participant is the employee for whose benefit the employer remits Purchase Payments. The Participant will have rights under the Contract only to the extent that Purchase Payments on the Participant's behalf are received by us. The Participant is also the "annuitant," who is the person on whose life annuity payments are based. You should refer to your Certificate for any variations required by your state. Under the Certificate, we promise to pay you, the Participant, an income in the form of annuity payments, or a death benefit. When you are investing money, your Certificate is in the Accumulation Phase. Once you begin receiving annuity payments, your Certificate is in the Income Phase. The provisions of your Plan may limit your rights under the Certificate.

The Contract is variable because under the Certificates issued through the Contract you can choose among the available Sub-accounts and each Sub-account invests in a corresponding Portfolio that may make or lose money depending upon market conditions. The investment performance of the Sub-account(s) you select affects the value of your Participant Account Value and, therefore, affects the amount of the annuity payments available at the time of annuitization.

The Contract also has a Fixed Account which earns interest at a rate set by us. The annual effective rate credited to Purchase Payments will never be less than the rate guaranteed in your Contract and is guaranteed for at least 12 months. The total interest credited to you in the Fixed Account affects the value of your Participant Account Value.

BENEFICIARY
The Beneficiary is the person or entity that is entitled to receive a benefit as described in Section 8 of this prospectus - Death Benefit. The Plan may prescribe certain limitations on the designation of a Beneficiary. Generally, you initially name the Beneficiary on your application and you can change it at any time (by sending a signed and dated request). A new Beneficiary designation revokes any prior designation and is effective when signed by you. We are not responsible for the validity of any Beneficiary designation nor for any actions we may take prior to receiving and recording a Beneficiary change. After your death, the Beneficiary has the right to receive the death benefit; therefore Beneficiaries should notify us of a death as promptly as possible. The Plan may require that the Participant's spouse be designated as the Beneficiary.

ASSIGNMENT
Generally, retirement plan benefits are not assignable or transferable and are not subject to legal process by creditors. Therefore, the Contract and the Certificates issued thereunder may not be assigned, transferred, or pledged as collateral for a loan (other than as a loan taken against Participant Account Value).
-----------------------------------------------------------------------------
2. PURCHASE
-----------------------------------------------------------------------------


ELIGIBLE PLANS
Only retirement plans qualified for tax favored treatment under section 403(b) or 457 of the Internal Revenue Code may purchase the Contract.

403(b) Plans: 403(b) Plans which are also referred to as tax sheltered annuities provide for certain tax benefits to eligible employees of public school systems and organizations that are tax exempt under the Code. Regulations impact how we administer your 403(b) Contract. In consideration of these regulations, we have determined to make the Contracts available only where the 403(b) Plan currently allows salary reduction contributions.
See Section 6 of this prospectus for more information.

457 Plans: 457 Plans, which are also referred to as deferred compensation plans, are available to state or local governments and certain tax exempt organizations as described in the Code. 457 Plans maintained by state or local government are for the exclusive benefit of the Participants and their Beneficiaries. Non-government 457 Plans are solely the property of the employer and are subject to the claims of the employer's general creditors until they are made available to the Participant.

Additional eligibility requirements may also be imposed which will be applied on a nondiscriminatory basis. We may prohibit additional Purchase Payments under the Contract for existing Participants or prohibit new Participants under the Contract upon written notice to the Contractholder.

PURCHASE PAYMENTS
You may participate in the Contract with a minimum initial Purchase Payment of $30, unless your Plan has a higher minimum requirement. Additional Purchase Payments of $30 or more may be added at any time during the Accumulation Phase. We will not accept any Purchase Payments that are less than $30.

Any single Purchase Payment in excess of $1 million requires our prior approval.

Initial Purchase Payments: Initial Purchase Payments for a Certificate must be forwarded to our Home Office and are normally credited to the Participant Account within two Business Days of our receipt. We cannot invest Purchase Payments in the Contract until we have received them at our Home Office with all the information we need to process them. Processing of initial Purchase Payments may be delayed by circumstances outside our control, for example, if your employer does not forward your application and initial Purchase Payment to us promptly.

If your initial Purchase Payment is not accompanied by all the information we need to issue a Participant's Certificate, we will contact the Contractholder to get the required information. While we are attempting to get the information, your initial Purchase Payment will be directed to the Contractholder Accumulation Account which will invest in the Money Market Sub-Account If we cannot get all the required information within five Business Days, we will refund the initial Purchase Payment unless we have received permission from the Contractholder to retain the Purchase Payments until we have receive the necessary information. However, if the necessary information is not received after 105 Business Days, we will reject your application and return the initial Purchase Payment plus any interest to the Contractholder.
In most situations, your Certificate Date is the date your initial Purchase Payment and all required information are received at our Home Office. We reserve the right to refuse any application or initial Purchase Payment. If we refuse an application and initial Purchase Payment, we will return it to you within five Business Days.

Additional Purchase Payments: Additional Purchase Payments may be made at any time by sending them to our Home Office and should include your account number. Additional Purchase Payments made by check, mailed to our Home Office and received with all the information we need to process them are credited to your Participant Account Value on the same Business Day as received by us. However, if your Purchase Payment is received at our Home Office after the close of the NYSE, any portion to be allocated to the Sub-accounts will be credited the next Business Day. Processing of Purchase Payments may be delayed by circumstances outside our control-for example, if your employer does not forward your Purchase Payments to us promptly. In addition, if your Purchase Payment is received without the necessary information we need to process it, processing delays will occur as we attempt to contact you to get the necessary information. While we are attempting to get the information, we will direct your Purchase Payment to the Contractholder Accumulation Account which will be invested in the Money Market Sub-account. If we cannot get all the required information within five Business Days, we will either return your Purchase Payment or get your permission to keep it until we have received the necessary information.

We reserve the right to refuse any Purchase Payment that is over $1 million dollars; that does not meet our minimum of $30; is allocable to the Fixed Account when we are not able to invest such that we can credit at least the minimum guaranteed interest rate; that is received without the necessary information to process the payment; that is made for market timing purposes; or is otherwise contrary to law for Symetra Life to accept. If we refuse a Purchase Payment, we will return it to you within five Business Days. We will not deem payments sent to any other office besides our Home Office as received by us until such payment reaches our Home Office.

ALLOCATION OF PURCHASE PAYMENTS
You tell us how to apply your initial Purchase Payment by specifying the desired allocation on the application. Unless we are told otherwise, subsequent Purchase Payments will be allocated in the same proportion as the most recent Purchase Payment (unless that was a Purchase Payment we were directed to allocate on a one-time-only basis). The Participant may change the way subsequent Purchase Payments are allocated by providing us with written instructions, or, by telephoning us or electronically by the Internet if we have written authorization to accept telephone or Internet instructions. See "Transfers" as discussed in Section 4 of this prospectus.

Once we receive a Purchase Payment, the portion to be allocated to the Fixed Account is credited as of the day it is received. The portion to be allocated to the Sub-accounts is effective and valued as of the next close of the NYSE. This is usually 4:00 p.m. Eastern time. If for any reason the NYSE is closed when we receive your Purchase Payment, it will be valued as of the close of the NYSE on its next regular Business Day.

ACCUMULATION UNITS
The value of the Participant Account and Contractholder Accumulation Account will go up or down depending upon the investment performance of the Sub-account(s) in which they are invested. In order to keep track of investment performance of the Sub-accounts, we use a unit of measure called an Accumulation Unit.

We calculate the value of an Accumulation Unit for each Sub-account as of the time the NYSE closes for regular trading each day. To determine the current Accumulation Unit value, we take the prior day's Accumulation Unit value and multiply it by the Net Investment Factor for the current day. Changes in the Accumulation Unit value reflect the investment performance of each Sub-account as well as the deductions for insurance and other charges. The value of an Accumulation Unit will usually go up or down from day to day.

The Net Investment Factor is used to measure the daily change in Accumulation Unit value for each Sub-account. The Net Investment Factor equals:

	-	the net asset value per share of the applicable Portfolio at
		the end of the current day plus the per share amount of any dividend or income distributions made by the Portfolio that day; divided by
	-	the net asset value per share of a Portfolio at the end of
		the prior day plus the per share amount of any dividend or income distributions made by the Portfolio that day; minus
	-	The daily mortality and expense risk charge and the Sub-
		account Fund Facilitation Fee and any taxes Symetra Life may incur on earnings attributable to the applicable Contract, expressed as a percentage of the total net assets of the Sub-account.

When Purchase Payments or transfers are made into a Sub-account, we credit your Participant Account or Contractholder Accumulation Account with Accumulation Units. We determine the number of Accumulation Units to credit by dividing the amount of the Purchase Payment allocated to a Sub-account by the value of the Accumulation Unit for that particular Sub-account. Similarly, when you request a withdrawal or a transfer of money from a Sub-account, we deduct from your Participant Account or Contractholder Accumulation Account Accumulation Units representing the withdrawal amount.

	Example: Assume that on Monday we receive a $10,000 Purchase Payment from you before the NYSE closes. You have told us you want this to go to the Fidelity VIP Freedom Income Portfolio. When the NYSE closes on that Monday, we determine that the value of an Accumulation Unit for the Fidelity VIP Freedom Income Portfolio is $34.12. We then divide $10,000 by $34.12 and credit your Participant Account Value on Monday night with 293.10 Accumulation Units for the Fidelity VIP Freedom Income Portfolio.

RIGHT TO EXAMINE
The Contractholder may examine a Contract and the Participant may examine a Certificate, and return it for a refund during the "free look" period. Upon receipt by us, the Contract or Certificate will be cancelled and amounts refunded. You may cancel the Contract or Certificate without charge by returning it to us within the period stated on the front page of your Contract or Certificate and by providing us a letter instructing us to cancel your Contract or Certificate. We include a refund of all charges that may have been deducted if you request to cancel your Contract or Certificate during this period. The length of the free look period depends upon the state in which the Contract or Certificate is issued. However, it will be at least 10 days from the date you receive your Certificate.
You will receive your Contractholder Accumulation Account or Participant Account Value, a return of Purchase Payments, or the greater of the two depending on state requirements. Because of the market risks associated with investing in the Sub-accounts, the Contractholder Accumulation Account or Participant Account Value returned may be more or less than the Purchase Payments you have paid. Some states require us to return to you the amount of the Purchase Payments paid to us, in which case, Symetra Life will be subject to the investment risk. When we are required to guarantee a return of Purchase Payments or to give you a choice between a refund of your Contractholder Accumulation Account or Participant Account Value or return of Purchase Payments, we will apply amounts designated for the Sub-accounts to the Money Market Sub-account until the Contract is 15 days old (or 30 days in those states where a 30-day period is required). These amounts will then be allocated in the manner you selected unless you have canceled the Contract or Certificate.
-----------------------------------------------------------------------------
3. ANNUITY PAYMENTS (INCOME PHASE)
-----------------------------------------------------------------------------

Your Plan determines when you can switch to the Income Phase. Annuity payout options are only available if consistent with the contract, the Plan, the Code and ERISA.

During the Income Phase, the Participant (or someone designated by the Participant) will receive annuity payments beginning on the Annuity Date. You may select or change an annuity option at any time prior to switching to the Income Phase by completing an election form that you can request in writing or by phone from us at any time or by downloading the form from our web site. Generally, retirement plans require that the Participant be the annuitant and the person receiving annuity payments once annuity payments begin.

Switching to the Income Phase is irrevocable. Once you begin receiving annuity payments, you cannot switch back to the Accumulation Phase. During the Income Phase, you cannot add Purchase Payments, make withdrawals, add a joint annuitant, or change the annuity option. When you switch to the Income Phase, the guaranteed minimum death benefit will no longer be applicable and there will be no Participant Account Value payable upon death. If you transfer the right to receive annuity payments to someone else, there may be gift and income tax consequences. If premium taxes are required by state law, these taxes will be deducted from your Participant Account Value before the annuity payments are calculated.

Annuity payments will begin on the earlier of:
	-	the first available payment date after you elect to begin
		annuity payments;
	-	the latest Annuity Date specified in your Certificate; or
	-	a different Annuity Date if required by law or your Plan.

FIXED PAYMENTS
Annuity payments will be made on a fixed basis and the dollar amount of the annuity payments will not vary with investment performance. Annuity payments under all life annuity options will be determined by applying the Participant Account Value or a portion of the Participant Account Value, less any outstanding loans, to purchase fixed annuity payments to the Fixed Annuity Purchase Rate Table shown in your Contract, or the current rates at that time if more favorable to you.

PARTIAL ANNUITIZATION
Participants may choose to annuitize a portion of their Participant Account Value. In this situation, your Participant Account Value will be divided into two parts. The non-annuitized portion would remain in the Accumulation Phase, while the annuitized portion would be moved to the Income Phase.At this point, the guaranteed minimum death benefit would be proportionally reduced by the amount of the Participant Account Value withdrawn and applied to purchase the annuity payments.

ANNUITY OPTIONS
You may choose one of the options listed below. Once annuity payments under a life annuity option are started, they cannot be exchanged for a lump sum. See the Statement of Additional Information (SAI) for additional information.

The amount of each annuity payment depends on many factors including the guarantees, if any, under the annuity option you choose, the frequency of annuity payments, and the Participant's age at the time you switch to the Income Phase. If you choose a life annuity option, the number of annuity payments received depends on how long the Participant lives, not the Participant's life expectancy. The available annuity options are as follows:

	Life Annuity. The Participant receives monthly annuity payments as long as the Participant is living. Annuity payments stop when the Participant dies. There is no minimum number of payments with this option.

	Life Annuity with Guaranteed Period. The Participant receives monthly annuity payments for the longer of the Participant's life or a guaranteed period of five or more years, as selected by you and agreed to by us. Annuity payments stop on the later of the date the Participant dies or the date the last guaranteed payment is made. The amount of the annuity payments may be affected by the length of the guaranteed period you select. A shorter guaranteed period may result in higher annuity payments during the Participant's life and fewer or no remaining guaranteed payments to the Participant. If the Participant dies before the guaranteed payments have been made, the remaining guaranteed payments will be made to the Beneficiary.

	Joint and Survivor Life Annuity. The Participant receives monthly annuity payments for the longer of the Participant's life or the joint
	annuitant's life.   After the Participant dies, the joint annuitant
	receives a specified percentage of each annuity payment as long as the joint annuitant is living. Annuity payments stop the later of the date the Participant dies or the date the joint annuitant dies. You name the joint annuitant and payment percentage at the time you elect this option and they cannot be changed once the Income Phase begins. Choosing a lower percentage amount to be paid after the death of the Participant and while the joint annuitant is living results in higher payments while both the Participant and joint annuitant are living.

	Joint and Survivor Life Annuity with Guaranteed Period. The Participant receives annuity payments for the longer of the Participant's life, the joint annuitant's life or a guaranteed period of 5 or more years, whichever is longer. If the Participant dies before the period ends, the full benefit amount will continue to be paid to the joint annuitant while the joint annuitant is living. If the joint annuitant is alive when the guaranteed period ends, a percentage of the payment amount will continue to be paid to the joint annuitant as long as the joint annuitant is alive. You name the joint annuitant and payment percentage at the time you elect this option. The joint annuitant and payment percentages cannot be changed once the Income Phase begins. Choosing a lower percentage amount to be paid after the death of the Participant and while the joint annuitant is living results in higher payments while both the Participant and the joint annuitant are living. If both the Participant and joint annuitant die before the end of the guaranteed period, the remaining guaranteed payments will be made until the end of the guaranteed period to the Beneficiary.

If you do not choose an annuity option at least 30 days before the latest Annuity Date specified in your Contract, we will make annuity payments under the Life Annuity with Guaranteed Period using a guaranteed period of 10 years.

The Plan may require the consent of the Participant's spouse before the Participant elects annuity payments and may require that any distribution be in the form of a joint and survivor annuity for the Participant and the Participant's spouse.

You may choose to have annuity payments made on a monthly, quarterly, semi-annual or annual basis. If state law and the Plan allow, we may choose to distribute your Participant Account Value of $2,000 or less in a lump sum rather than providing you annuity payments. Annuity payments must be at least $250. We also reserve the right to change the payment frequency if payment amounts would be less than $250. You may elect to have payments delivered by mail or electronically transferred to a bank account.

Proof of Age: We may require proof of age before beginning annuity payments that are based on life. If the age of the Participant or joint annuitant has been misstated, annuity payments will be based on the corrected information. Underpayments will be made up in a lump sum with the next scheduled payment. Overpayments will be deducted from future payments until the total is repaid. We will not credit interest on underpayments or charge interest on overpayments. We may require evidence satisfactory to us that a Participant or joint annuitant is living before we make any payment.

===========================================================================
                          4. INVESTMENT OPTIONS
===========================================================================

VARIABLE INVESTMENT OPTIONS
During the Accumulation Phase, you may allocate your Purchase Payments and Participant Account Value to any of the Sub-accounts available under the
Contract, as determined by your Plan, and the Fixed Account.   Each Sub-account
purchases the shares of one underlying Portfolio that has its own investment objective. Generally, the Portfolios are not offered directly to the public, but are available to life insurance companies as investment options for variable annuity and variable life insurance contracts. However, several of the Portfolios offered under the Contract and described in this prospectus are available to the general public outside of variable annuity and variable life insurance contracts. These Portfolios are listed on the front of the prospectus and described below under "Retail Funds".

The following Portfolios are currently offered under the Contract. According to the terms of your Plan, you may not be able to invest in all of the Sub-
accounts described below.   The name, investment objective, and investment
adviser of the Portfolios offered are listed below. There is no assurance that any of the Portfolios will achieve their stated objective. You can find more detailed information about the Portfolios, including a description of risks and expenses, in the prospectuses for the Portfolios, which can be obtained without charge by contacting our Home Office at 1-800-796-3872, located at 777 108th Ave NE, Suite 1200, Bellevue, WA 98004. You should read those prospectuses carefully before investing. The Portfolio information below was provided by the Portfolios. We have not independently verified the accuracy of the information.

-------------------------------------------------------------------------------
AIM VARIABLE INSURANCE FUNDS
-------------------------------------------------------------------------------
AIM V.I. Mid Cap Core Equity Fund
-------------------------------------------------------------------------------
AMERICAN CENTURY VARIABLE PORTFOLIOS, INC.
-------------------------------------------------------------------------------

American Century VP Inflation Protection Class II Fund
-------------------------------------------------------------------------------

American Century VP International Fund II
-------------------------------------------------------------------------------

BLACK ROCK
-------------------------------------------------------------------------------

Black Rock Global Allocation VI 3
-------------------------------------------------------------------------------

Black Rock Global Growth VI 3
-------------------------------------------------------------------------------

Black Rock Large Cap Value VI  3
-------------------------------------------------------------------------------

CALVERT
-------------------------------------------------------------------------------

Calvert Social Balanced
-------------------------------------------------------------------------------

Calvert Social Equity
-------------------------------------------------------------------------------

Calvert Social Mid-Cap Growth
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
COLUMBIA
-------------------------------------------------------------------------------
Columbia Mid Cap Value B
-------------------------------------------------------------------------------

Columbia Mid-Cap Growth B
-------------------------------------------------------------------------------

Columbia Small Cap  Growth B
-------------------------------------------------------------------------------

Columbia Small Cap Value B
-------------------------------------------------------------------------------

DWS INVESTMENTS VIT FUNDS
-------------------------------------------------------------------------------

DWS Capital Growth VIP - Class B
-------------------------------------------------------------------------------

FIDELITY[registered trademark symbol] VARIABLE INSURANCE PRODUCTS
-------------------------------------------------------------------------------

Fidelity VIP Contrafund[registered trademark symbol] Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom 2010 Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom 2015 Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom 2020 Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom 2025 Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom 2030 Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom 2035 Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom 2040 Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom 2045 Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom 2050 Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Freedom Income Portfolio
-------------------------------------------------------------------------------
Fidelity VIP Money Market Portfolio
-------------------------------------------------------------------------------
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
-------------------------------------------------------------------------------

Franklin Flex Cap Growth Securities Fund
-------------------------------------------------------------------------------
Franklin Income Securities Fund
-------------------------------------------------------------------------------
Franklin Small Cap Value Securities Fund
-------------------------------------------------------------------------------
Franklin Small-Mid Cap Growth Securities Fund
-------------------------------------------------------------------------------
Franklin U.S. Government Fund
-------------------------------------------------------------------------------
Franklin Founding Funds Allocation  FTVIT 2
-------------------------------------------------------------------------------
Mutual Shares Securities Fund Class 2
-------------------------------------------------------------------------------
Templeton Developing Markets Securities Fund Class 2
-------------------------------------------------------------------------------
Templeton Global Bond Securities Fund Class 2
-------------------------------------------------------------------------------
Templeton Growth Securities Fund Class 2
-------------------------------------------------------------------------------
GOLDMAN SACHS
-------------------------------------------------------------------------------

Goldman Sachs Income Government VIT Class 2
-------------------------------------------------------------------------------
NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
-------------------------------------------------------------------------------
Neuberger Berman AMT Guardian Portfolio S Share
-------------------------------------------------------------------------------
Neuberger Berman AMT Regency Portfolio S Share
-------------------------------------------------------------------------------
Neuberger Berman AMT Mid Cap Growth Portfolio S Share
-------------------------------------------------------------------------------
PIMCO VARIABLE INSURANCE TRUST
-------------------------------------------------------------------------------

-------------------------------------------------------------------------------
PIMCO All Asset Portfolio
-------------------------------------------------------------------------------
PIMCO Total Return Portfolio
-------------------------------------------------------------------------------

VANGUARD[registered trademark symbol] VARIABLE INSURANCE FUND PORTFOLIOS
-------------------------------------------------------------------------------

Vanguard VIF - Balanced Portfolio
-------------------------------------------------------------------------------

Vanguard VIF - High Yield Bond Portfolio
-------------------------------------------------------------------------------
Vanguard VIF - International Portfolio
-------------------------------------------------------------------------------

Vanguard VIF - Mid-Cap Index Portfolio
-------------------------------------------------------------------------------

Vanguard VIF - REIT Index Portfolio
-------------------------------------------------------------------------------

Vanguard VIF - Total Bond Market Index Portfolio
-------------------------------------------------------------------------------

Vanguard VIF - Total Stock Market Index Portfolio
-------------------------------------------------------------------------------

Retail Funds available to the general public outside of variable annuity and variable life insurance contracts:

AMERICAN FUNDS (R Shares)
-------------------------------------------------------------------------------
American Funds AMCAP
-------------------------------------------------------------------------------

American Funds American Balanced
-------------------------------------------------------------------------------

American Funds American High Income Trust
-------------------------------------------------------------------------------

American Funds Capital World Bond
-------------------------------------------------------------------------------

American Funds Euro Pacific Growth
-------------------------------------------------------------------------------

American Funds Growth Fund of America
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American Funds Invest Co of America
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American Funds New Perspectives
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American Funds WA Mutual Investors
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DWS
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DWS Dreman Small Cap Value  Ashare
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NEUBERGER BERMAN
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Neuberger Bernan Genesis Advisor
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In addition to selling shares to the Separate Account, the non-retail
Portfolios may sell shares to other separate accounts of other insurance companies to support variable annuity contracts and variable life insurance contracts or qualified retirement plans. It is possible that, in the future, it may be disadvantageous for variable life insurance separate accounts and variable annuity separate accounts of other companies to invest simultaneously in the Portfolios. Currently, neither we nor the Portfolios foresee any such disadvantages to variable life insurance owners or variable annuity owners. The Portfolios must monitor events to identify material conflicts between such owners and determine what action, if any, should be taken. In addition, if we believe a Portfolio's response to any of those events or conflicts insufficiently protects participants, we will take appropriate action. For more information about the risks associated with the use of the same funding vehicle for both variable annuity and variable life insurance contracts of various insurance companies and/or qualified retirement plans, see the prospectuses of the Portfolios that accompany this prospectus or that are available upon request.

For the non-retail Portfolios, the investment performance may differ substantially from publicly traded mutual funds with similar names and objectives. There can be no assurance, and we make no representation that the investment performance of the Portfolios will be comparable to any other Portfolio, even those with the same investment objectives and policies and adviser or manager. Certain Portfolios available through the Contract have names similar to funds not available through the Contract. The performance of a Portfolio not available through the Contract does not indicate performance of a similarly named Portfolio available through the Contract. Differences in fund size, actual investments held, fund expenses, and other factors all contribute to differences in fund performance. For all these reasons, you should expect investment results to differ.

The Retail Funds which are available to the general public as well as offered under the Contract may not be available to all Plans. If your Contract is issued as part of a Section 457 plan other than an eligible governmental 457 Plan, the Retail Funds will not be available due to requirement under the Code regarding investor control. For those Plans, only the non-retail Sub-accounts will be available.

Please note that there can be no assurance that any money market fund will be able to maintain a stable net asset value per share. During extended periods of low annual effective interest rates, and due in part to Contract fees and expenses, the yields of any Sub-account investing in a money market fund may also become extremely low and possibly negative.

CHANGES TO THE INVESTMENT OPTIONS

We reserve the right to add, combine, restrict, or remove any Sub-account in which any Portfolio is invested as an investment option under your Contract.
If any shares of the Portfolios are no longer available, or if in our view no longer meet the purpose of the Contract, it may be necessary to substitute shares of another Portfolio. New or substitute Portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers. It may also be necessary to close Portfolios to allocations of new Purchase Payments by existing or new Participants and we reserve the right to do so at any time and in our discretion. We further reserve the right to restrict or remove the Fixed Account as an investment option under the Contract. We will seek prior approval of the SEC (to the extent required by law) and give you notice before making any changes to the investment options.

COMPENSATION WE RECEIVE FROM PORTFOLIOS
We have agreements with each of the Portfolio advisors or their affiliates that describe the administrative practices and responsibilities of the parties. We receive compensation from some or all of the Portfolios or their investment advisors, administrators, and/or distributors (or their affiliates) in connection with administrative or other services provided with respect to the Portfolios. We may use this compensation for any purpose, including paying expenses that we incur in promoting, issuing, distributing and administering the policy. We also receive this compensation for providing services to Participants invested in the Portfolios on behalf of the Portfolios. The amounts we receive, if any, may be different for different Portfolios, and usually depends on how much we have invested in the applicable Portfolio. The compensation amount is typically determined by multiplying a specified annual percentage rate by the average net assets held in that Portfolio for the variable annuity and variable life insurance policies issued by us that offer that particular Portfolio. Currently, the maximum percentage rate we receive for any Portfolio offered under this Contract as of the date of this prospectus is _______ . Some advisors may pay us significantly less; some do not pay us any such compensation.

The compensation we receive is paid by the advisor or its affiliate out of profits which may include fees the advisor deducted from fund assets or from the advisor's (or its affiliate's) other sources of revenue. You will bear the costs of these fees indirectly through your investment in the Sub-accounts that invest in these Portfolios. You may obtain a list of such fees that we receive by contacting us at our Home Office. The compensation that we receive may be significant and we may profit from this compensation.

In addition, some of the Portfolios may make payments to us or our affiliates pursuant to a distribution and/or servicing plan adopted by the Portfolio pursuant to Rule 12b-1 under the Investment Company Act of 1940. The 12b-1 fees are for distribution related services that we perform on behalf of the Portfolios. Such distribution service or "12b-1" fee is disclosed in the prospectus for each Portfolio and is paid directly out of Portfolio assets. Currently, the maximum percentage rate we receive for any Portfolio is 0.25%. Some advisers may pay us less; some do not pay us any such compensation.

When determining which Portfolios to offer in our variable contracts, we consider the Portfolios' name recognition, investment objective, performance, and reputation. We also consider the amount of compensation that we receive from the Portfolios, their advisers, or their distributors. We review our Portfolios periodically. Based upon our review, we may remove or restrict allocation of additional Purchase Payments and/or transfers of Participant Account Value to a Portfolio if the Portfolio no longer meets one or more of the criteria. We do not recommend any particular Portfolio, and we do not provide investment advice.

VOTING RIGHTS
Symetra Life is the legal owner of the Portfolios' shares. However, when a Portfolio solicits proxies in connection with a shareholder vote, we are required to ask you for instructions as to how to vote those shares. The Contractholder, the Participant or the Beneficiary will have the right to give voting instructions and we will vote in accordance with the instructions we receive from you. We vote Portfolio shares for which no timely instructions are received in proportion to the voting instructions that are received with respect to that Portfolio. For this reason, a small number of voting
instructions   may control the outcome of a vote.  Should we determine that we are no longer required to comply with the above, we will vote the shares in our own right.

There are no voting rights with respect to values in the Fixed Account.

FIXED ACCOUNT
The Contract also offers a Fixed Account which credits interest rates that are set and guaranteed by Symetra Life. At the time you invest in the Contract, you can choose to allocate your Purchase Payment to the Fixed Account. All Purchase Payments and transfers to the Fixed Account will become part of the General Account and will not be segregated from Symetra Life's other assets. Interests in the General Account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the General Account registered as an investment company under the Investment Company Act of 1940 (the "1940 Act").
Accordingly, neither the General Account nor any interest therein are generally subject to the provisions of the 1933 or 1940 Acts.

Each Purchase Payment allocated to the Fixed Account will be credited with the annual effective interest rate established for the date that we receive the Purchase Payment. This rate will apply to the Purchase Payment for at least 12 months from the date we receive it. Thereafter we can adjust the annual effective interest rate. Adjusted rates will apply to Purchase Payments and their credited interest for at least 12 months, when the rate can be adjusted again.

Different interest rates may apply to each of your Purchase Payments depending on the annual effective interest rate established for the date we receive the Purchase Payment and any subsequent rate adjustments. Annual effective interest rates will never be less than the rate guaranteed in your Contract or allowed by state law at the time we issue your contract. You bear the risk that they will never be greater than the guaranteed amount.

We reserve the right to change the guaranteed minimum interest for newly issued Contracts, subject to applicable state law. Upon annuitization, or a total withdrawal from the Fixed Account, the minimum value that will be applied toward regular payments or paid to the Participant (or, in the event of the Beneficiary's death, paid to the Beneficiary) will not be less than 90% of your Purchase Payments and transfers allocated to the Fixed Account accumulated at an annual effective interest rate of 3% each year, less prior withdrawals and transfers from the Fixed Account accumulated at an annual effective interest rate of 3% each year. If necessary to meet this minimum, charges will be waived.

For more information regarding the Fixed Account, please see your Contract.

TRANSFERS AMONG SUB-ACCOUNTS AND THE FIXED ACCOUNT
During the Accumulation Phase you can transfer money among the Sub-accounts and Fixed Account 12 times per Certificate Year free of a transfer charge. Each additional transfer in a Certificate Year may have a charge of $10 or 2% of the amount transferred whichever is less.

The minimum amount you can transfer out of any Sub-account or the Fixed Account at one time is $500, or the entire value of the investment option if less. In addition to this $500 minimum, transfers out of the Fixed Account are limited to a maximum of 20% of the Fixed Account value per Contract Year or Certificate Year. Furthermore, after a transfer from the Fixed Account to a Sub-account, you may not make a transfer back to the Fixed Account for 180 days unless it
is part of a Scheduled Transfer described below.   If a transfer will result
in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the investment option. The minimum you can transfer into any investment option is $50.

We may accept transfers by signed written request or at our discretion, by telephone, or, if available, electronically by the Internet. Each transfer must identify:
	-	your Contract or Certificate;
	-	the amount of the transfer; and
	-	which investment options are affected.

We cannot process your requests for transfers until we have received the request at our Home Office. Transfer requests received by us with all information we need to process the request will be effective and valued as of the next close of the NYSE. This is usually 4:00 p.m. Eastern Time. If for any reason the NYSE is closed when we receive your transfer request, it will be valued as of the close of the NYSE on its next Business Day.

If we receive a transfer request that is to be allocated to the Fixed Account and we are not able to invest the money such that we can credit at least the minimum guaranteed annual effective interest rate, we reserve the right to reject the portion of the transfer request that was to be allocated to the Fixed Account.

Transfers by telephone will be accepted if we have properly signed authorization on record. You may authorize someone else to make transfers by telephone on your behalf.

Symetra Life will not be liable for any failure to question or challenge such request for transfer as long as there is a valid signed authorization on record at Symetra Life.

Transfers by Internet will be accepted if you provide us with certain identification information, including a personal identification number ("PIN"). However, we do not accept transfer requests sent by e-mail. Transfer instructions you send electronically through the Internet are considered to be received by us at the time and date stated on the electronic acknowledgement we return to you. If you do not receive an electronic acknowledgement, you should telephone us as soon as possible.

Although we use reasonable procedures, including recording all telephone instructions and requiring certain personal information to prevent unauthorized account access, we cannot assure you that telephone or Internet activity will be completely secure or free of delays or malfunctions. If you choose to make transfers by telephone or Internet, you must be willing to assume the risk of loss that may occur despite our reasonable efforts to verify identity. We are not responsible for the negligence or wrongful acts of third parties.

We cannot guarantee that telephone transactions will always be available.
For example, our offices may be closed during severe weather emergencies, or there may be interruptions in telephone service beyond our control. Moreover, if the volume of calls is unusually high, we may not have someone immediately available to receive your order.

Likewise, we cannot guarantee that online transactions processed via the Internet will always be possible. Telephone and computer systems, whether yours, your Internet service provider's, or Symetra Life's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may prevent or delay our receipt of your request.

You also should protect your PIN because self-service options will be available to anyone who provides your PIN. We will not be able to verify that the person using your PIN and providing instructions is you or a person authorized by you.

The Participant's ability to transfer the remaining balance in the Participant's Variable Account or Fixed Account after separation from service may be restricted by the provisions of the Plan.


SCHEDULED TRANSFERS
During the Accumulation Phase, the Participant can choose among several investment strategies that are available at no charge. We refer to any transfer made using these strategies as "scheduled transfers" and they will not count against your 12 free transfers. We may impose restrictions on the number of scheduled transfers that can be initiated during each Certificate Year or on investment options available for scheduled transfers. If such restriction is imposed or we change the investment options available, we will notify you in writing. Once started, Dollar Cost Averaging and Appreciation or Interest Sweep scheduled transfers will continue until you instruct us to stop or all money has been transferred out of the investment option designated as the source of the scheduled transfer. If you make a transfer or withdrawal outside of either the Dollar Cost Averaging or Appreciation or Interest Sweep strategy and that transfer or withdrawal is from the investment option you have designated for these strategies, your scheduled transfers will stop.

Dollar Cost Averaging. This strategy is designed to achieve a lower average cost per unit over time. It does not assure a profit or protect against a loss. Investing should continue at a consistent level in both market ups and downs. You can systematically transfer set amounts of at least $500 each month or quarter from any Sub-account or the Fixed Account to any of the other Sub-accounts. If you choose to transfer amounts among more than one Sub-account, transfers into each Sub-account must be at least $50. If a transfer will result in the remaining balance in a Sub-account being less than $500, you must transfer the entire amount out of the Sub-account.

	Dollar Cost Averaging transfers from the Fixed Account are limited to 5% per quarter (1.66% monthly) of your value in the Fixed Account as of the date of the initial transfer. There are no percentage limits on transfers out of the Sub-accounts.

	Appreciation or Interest Sweep. If your Participant Account Value is at least $10,000, you can instruct us to automatically transfer each Certificate Year up to 10% of earnings from either the Fidelity VIP Money Market Portfolio or the Fixed Account to the other Sub-accounts monthly, quarterly, or annually. Appreciation or Interest Sweep cannot be used to transfer money to the Fixed Account or to the Fidelity VIP Money Market Portfolio.

	Investment Option Rebalancing. After your money has been invested, the investment performance of the Sub-accounts may cause the percentage in each Sub-account to change from your original allocations. If your Participant Account Value is at least $10,000, you can instruct us to adjust your investment in the Sub-accounts, on a quarterly, semiannual, or annual basis, to maintain a predetermined percentage allocation of Participant Account Value among the Sub-Accounts. Limits of transfer to and from the Fixed Account apply. Please see Section 4: Fixed Account of this prospectus for more information. Investment Option rebalancing can be used with Dollar Cost Averaging or Appreciation or Interest Sweep.

LIMITS ON EXCESSIVE TRANSFERS AND MARKET TIMING ACTIVITY
Effects of Excessive Transfers and Market Timing Activity. The Contract, including underlying Certificates, and the Portfolios are not designed for excessive short term trading or professional market timing, or for organizations or other persons that make large, or frequent transfers. Frequent transfers between and among the Sub-accounts may be disruptive to Portfolio management strategies by causing forced and unplanned Portfolio turnover, and increased trading and transaction costs. In addition, these activities may require a Portfolio to maintain liquid assets rather than investing them for growth, resulting in lost opportunity costs that must be indirectly borne by participants. These disruptive activities may increase expenses and adversely affect
Portfolio performance, thereby negatively impacting long-term participants.

Detection and Deterrence.   Symetra Life discourages and does not accommodate
frequent transfers or market timing activity. Due to the potential adverse consequences to participants, Portfolios, Portfolio shareholders, and the Separate Account, we have established certain policies and procedures to aid us in detecting and deterring participants that may be engaging in frequent trading and/or market timing activities. These policies and procedures may restrict or eliminate the right to make transfers among Sub-accounts if such trades are executed by you, a market timing firm or other third party authorized to initiate transfer or exchange transactions on your behalf.

In general, our market timing procedures detect market timing by identifying transfer activity in which the transfers exceed a certain dollar amount and a certain number of transfers involving the same Sub-accounts within a specific time period. We regularly review transaction reports in an attempt to identify transfers that exceed our established parameters. We do not include Symetra Life approved investment strategies such as Dollar-Cost Averaging, Investment Option Rebalancing, and other approved systematic transactions, such as asset allocation programs, when monitoring for market timing.

In general, we monitor for "roundtrip" transfers of the same Sub-account within a thirty-day period. We also monitor for "inter-Sub-account" transfers between any two Sub-accounts within a sixty-day period. The following transactions will generally be reviewed for market timing activity:

	-	Any two roundtrip transfers in any rolling ninety-day period;
		and
	-	Any four inter-Sub-account transfers occurring within a
		sixty-day period.

We will particularly scrutinize transactions involving those Sub-accounts that are subject to abuse by market timing strategies, such as those Sub-accounts that have an international investment profile. For example, if you transfer from Vanguard VIF - International Portfolio to Fidelity VIP Money Market Portfolio followed by a transfer from Fidelity VIP Money Market Portfolio to Vanguard VIF - International Portfolio within ten Business Days, we may conclude that you are engaging in market timing. We may aggregate transfers made in two or more Contracts, Certificates, or other variable contracts we issue that we believe are connected in applying the procedures we employ to deter market timing.

In addition, our procedures include reviewing trading volumes every day in each Sub-account offered in your Contract or Certificate. We will note large or unusual trading volumes and determine if a pattern of frequent transfers is being made in particular Sub-accounts by particular participants.

If we conclude that market timing or other disruptive trading patterns are being transacted by you, we will limit you to one transfer in each 30-day period starting from the date of the transfer that we determined was a market timing transfer and continuing for six months thereafter. If, after the six-month limitation is lifted, the market timing activity resumes, we will limit you to one transfer in each 30-day period starting from the date of the transfer that we determined was a market timing transfer and continuing for twelve months thereafter. In addition, we will require you to submit transfer
requests via U.S. mail during that twelve month period.   If transfer
instructions are inadvertently accepted from you after you have been identified as a market timer, we will reverse the transaction within 1 to 2 Business
Days.

In our sole discretion, we may revise our procedures at any time without prior notice to better detect and deter market timing or other disruptive trading to comply with regulatory requirements and/or to impose additional or alternate restrictions such as imposing dollar or percentage limits on transfers or requiring transfers be submitted via U.S. mail. If we modify our procedures, they will be applied uniformly to all Participants and Contractholders.

If a transfer request is rejected or your transfer privileges have been restricted for any reason, we will attempt to inform you or your authorized agent by phone the next Business Day. If we do not succeed in reaching you or your authorized agent by phone, we will send a letter to your address of record.Our policies regarding transfer restrictions and rejections are applied uniformly, and we do not make exceptions for particular participants or contract owners.

We will use our best efforts to prevent market timing and other abusive trading practices, but the determination of whether market timing is occurring is subjective. We may not be able to detect all market timers or short term traders, and we may not be able to prevent transfers by those we do detect.
In addition, the terms of the contracts we have sold may also limit our ability to restrict or deter harmful transfers. If we are unable to detect or prevent market timing, the effect of such market timing may result in additional transaction costs for the Portfolios and dilution of long-term Portfolio Participants' returns and Contractholder returns. Thus, your Participant Account Value and Contract and Contract Value may be lower due to lower returns in your Sub-account investments.

Underlying Portfolio Frequent Trading Policies. The Portfolio managers to whom we submit purchase and redemption orders may also detect large or unusual patterns of trades submitted by us on behalf of all our variable annuity participants and variable life policy owners. Those Portfolio managers may require us to investigate whether any of our participants are engaged in market timing or other similar activity and to cooperate with them to discourage such activity. If the Portfolio managers believe you are engaged in market timing activity they may block you from making transfers or
purchases to their Portfolios.    In addition, federal regulations may
require us to provide individual transaction and Participant and Contractholder information to the Portfolio managers when requested.

The Portfolios to whom we submit purchase and redemption orders may adopt unique policies and procedures designed to deter excessive trading or market timing. Those policies and procedures, when applicable, are described in the prospectuses for each of the Portfolios available for investment by you. We have entered into a written agreement, as required by SEC regulation, with each underlying Portfolio or its principal underwriter. These agreements obligate us to promptly provide to the underlying Portfolio upon request certain information about the trading activity of individual Certificate Owners and Contractholders. The Portfolios may require us to execute their instructions to restrict or prohibit further purchases or transfers by specific Certificate Owners or Contractholders who violate the frequent trading policies established by the underlying Portfolio.

In cases of large or frequent transfers, the Portfolio managers or Symetra
Life may reject trades that are determined to be detrimental to other
Portfolio shareholders or violate the Portfolios' policies and procedures. Therefore, we reserve the right to reject, without prior notice, any transfer request to a Sub-account that invests in the Portfolio if the Portfolio manager rejects such trade or the trade violates a Portfolio's policies and procedures. If a Portfolio refuses to accept a transfer request we have already processed, we will reverse the transaction within 1 to 2 Business Days. We will notify you or your authorized agent in writing or by phone if your transfer has been rejected or reversed. We further reserve the right to implement, administer, and charge you for any fee or restriction, including redemption fees, imposed by any underlying Portfolio. You should read the prospectus of each Portfolio for more information about its ability to refuse or restrict purchases or redemptions of its shares and to impose redemption fees.

Omnibus Order. Participants and other persons with material rights under the Contracts also should be aware that the purchase and redemption orders received by the underlying Portfolios generally are "omnibus" orders from intermediaries such as retirement plans and separate accounts funding variable contracts. The omnibus orders reflect the aggregation and netting of multiple orders from individual retirement plan participants and individual owners of variable contracts. The omnibus nature of these orders may limit the underlying Portfolios' ability to apply their respective frequent trading policies and procedures. We cannot guarantee that the underlying Portfolios will not be harmed by transfer activity relating to the retirement plans or other insurance companies that may invest in the underlying Portfolios. These other insurance companies are responsible for their own policies and procedures regarding frequent transfer activity. If their policies and procedures fail to successfully discourage frequent transfer activity, it will affect other owners of underlying Portfolio shares, as well as the owners of all of the variable annuity contracts (or variable life policies), including ours, whose variable investment options correspond to the affected underlying Portfolios. In addition, if an underlying Portfolio believes that an omnibus order we submit may reflect one or more transfer requests from Participants engaged in frequent transfer activity, the underlying Portfolio may reject the entire omnibus order and thereby delay or prevent us from implementing your request. If an underlying Portfolio rejects an omnibus order, we will notify you of the actions taken that affect your request.
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5. CHARGES AND EXPENSES
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There are charges and other expenses associated with the Contract that reduce the return on your investment in the Contract. These charges and expenses are:

DAILY CHARGES

Each day we make deductions for the mortality and expense risk charge and the Sub-account Fund Facilitation Fee as part of our calculation of the value of Accumulation Units.

	Mortality and Expense Risk Charge. The mortality and expense risk charge is equal, on an annual basis, to a maximum of 1.25% of the average daily net assets of each Sub-account. This charge compensates us for the mortality and expense risks we have under all Symetra Retirement Passport Group Variable Annuity Contracts. Our mortality risk arises from our obligations to make annuity payments for the life of the Participant and to pay death benefits prior to the Annuity Date. Our expense risks under the Contracts, including the Certificates, include the risk that the current charges will not be sufficient in the future to cover the cost of administering the Contract. If the charges under the Contract are not sufficient, then we will bear the loss. If the charges are more than sufficient, we will retain the excess and may use it for any purpose, including additional distribution expenses.
	The rate of the mortality and expense risk charge will not be increased for the life of the Contract. We expect a profit from this charge.

	Sub-account Fund Facilitation Fee. The Sub-account Fund Facilitation Fee is equal, on an annual basis, to 0.25% of the average daily net assets of your Participant Account Value invested in the Vanguard
	Variable Insurance Fund Portfolios.   The Sub-account Fund Facilitation
	Fee is equal, on an annual basis, to 0.10% of the average daily net assets of your Participant Account Value invested in the Calvert Variable Investment Portfolios. This charge is deducted daily and is for facilitating the offering of the Vanguard and Calvert Portfolios. We may profit from this charge and use if for any purpose, including additional distribution expenses.

ANNUAL ADMINISTRATION MAINTENANCE CHARGE
Currently during the Accumulation Phase, we deduct a $30 annual administration maintenance charge from your Participant Account Value on the last day of each Certificate Year and if you withdraw your entire Participant Account Value. This charge is deducted from your investment option allocations as described
in your Contract.   The charge will never be greater than $30.  We will not
deduct this charge if the value of your Participant Account Value is at least $50,000 when the deduction is to be made.

LOAN CHARGES AND INTEREST RATES
A loan application fee of $50 or 2.5% of the loan amount (whichever is less) will be deducted for each loan requested. This charge will be deducted from
the Participant Account Value prior to the loan being made.   An Annual Loan
Maintenance fee of $35 or 2.5% of the loan amount (whichever is less) will be deducted annually while the loan is outstanding.

The loan interest spread is the difference between the amount of interest we charge you for a loan (currently, an effective annual rate of 3.0% guaranteed not to exceed 3.0%) and the amount of interest we credit to the amount in your loan account (currently, an effective annual rate of 5.5% guaranteed to be at least an effective annual rate of 5.5%) Loan repayments must be made at least quarterly. Payments may be made more rapidly, if desired. Payments made in addition to the regularly scheduled payments will be applied first to the interest accrued since the last payment and then to reduce principal, and will not change the loan amortization. See your loan agreement for more information.

SURRENDER CHARGE
A surrender charge may be assessed on withdrawals made from the Contractholder's Accumulation Account and/or Participant Account. Surrender charges assessed for withdrawals made from the Participant Account and Contractholder Accumulation Account are subject to the free withdrawal amount that is described below. The surrender charge is for expenses incurred in connection with the promotion, sale, and distribution of the Contracts. If the surrender charge is insufficient, excess amounts resulting from the mortality and expense risk charge and other charges may be used to recover these expenses.

The surrender charge is based on the age of your Contract not on the length of time each Purchase Payment has been invested. The surrender charge is stated as a percentage of the amount withdrawn, including the amount deducted for the
surrender charge.   It starts at 9% and declines as follows:

	Years Elapsed Since Certificate Issuance	Surrender Charge
	(as a percentage of withdrawal amount)
			0					9%
			1					8%
			2					7%
			3					6%
			4					5%
			5					4%
			6					3%
			7					2%
			8					1%
			9+					0%
The surrender charge will never exceed 9% of Purchase Payments. Unless you tell us otherwise, when a partial withdrawal is made, the surrender charge is deducted from the withdrawal amount prior to us making a payment to you.

We will eliminate the surrender charge when the withdrawal is made for the following reasons:

	-	Payments made under an annuity option;
	-	The death of the Participant;
	-	The disability of the Participant, as defined by the Plan;
	-	The Participant's retirement in accordance with the Plan;
	-	The Participant reaches age 59 1/2 and has been invested in the
		Certificate for at least five years;
	-	A separation of service with the employer sponsoring the Plan
		if the separation occurs after the Participant reaches age
		55 and the Participant has been invested in the Contract
		for at least five years unless the separation is due to Plan termination or employer shutdown;
	-	Required minimum distributions under the Code;
	-	A return of excess deferrals or contributions;
	-	The annual administration maintenance charge, withdrawal charge,
		transfer charge or premium taxes;
	-	Repetitive withdrawals, if the withdrawals are equal or
		substantially equal and are expected to deplete the Participant Account Value over the Participant's life expectancy or the joint life expectancy of the Participant and Beneficiary; and
	-	To make a payment pursuant to a qualified domestic relations
		order.

The amount of the surrender charge on the Contracts may also be reduced or eliminated when sales of the Contracts are made to a group of individuals in a manner which could result in reduced sales expenses. Your retirement Plan may also enter into an arrangement where the surrender charge is eliminated in cases of employee termination. Typically, to receive a waiver of the surrender charge in this situation, your Plan agrees to other provisions which affect your Contract. See the "Reduction or Waiver of Certain Charges" below in this
Section 5 for more information.

FREE WITHDRAWAL AMOUNT
Your Contract and Certificate both have a free withdrawal amount. There is no surrender charge on the first 10% of your Participant Account Value or Contractholder Accumulation Account value withdrawn in a Certificate or Contract Year. We determine whether you have withdrawn more than 10% of the Participant Account Value or Contractholder Accumulation Account at the time of surrender.If you take more than one withdrawal in a Certificate or Contract Year, the previous withdrawals in the Contract Year are added to the current Participant Account Value or Contractholder Accumulation Account to determine whether more than 10% of the Participant Account Value or Contractholder Accumulation has been withdrawn in that year. In addition, there is no withdrawal charge on the first withdrawal you make in a Contract Year or Certificate Year, but the surrender charge may apply.

WITHDRAWAL CHARGE
We will deduct a separate withdrawal charge equal to $25 after the first withdrawal in a Certificate Year unless the withdrawal is taken through electronic funds transfer (EFT). Unless you tell us otherwise, this charge is deducted from your remaining Participant Account Value.

We will not deduct this charge for annuity payments, repetitive withdrawals, or if you withdraw your entire Participant Account Value.

TRANSFER CHARGE
You can make 12 free transfers every Certificate Year. If you make more than 12 transfers in a Certificate Year, we will deduct a transfer charge equal to $10 or 2% of the amount that is transferred whichever is less. The transfer charge is deducted from the investment option that you transfer your funds from. If you transfer the entire balance from an investment option, the transfer fee is deducted from the amount transferred.

If the transfer is part of Dollar Cost Averaging, Appreciation or Interest Sweep, Investment Option Rebalancing, it will not be counted as part of your 12 free transfers.

PREMIUM TAXES
States and other governmental entities (e.g., municipalities) may charge premium taxes. These taxes generally range from 0% to 3.5%, depending on the state, and are subject to change. Some states charge for these taxes at the time each Purchase Payment is made. In this case, Purchase Payments, as discussed in this prospectus, may reflect a deduction for the premium tax. Other states charge for these taxes when annuity payments begin. We may make a deduction from your Contract or Certificate for the payment of the premium taxes assessed in connection with your Contract as stated in your Contract.

INCOME OR OTHER TAXES
Currently we do not pay income or other taxes on earnings attributable to your Contract including Certificates. However, if we ever incur such taxes, we reserve the right to deduct them from your Contract.

PORTFOLIO EXPENSES
There are deductions from and expenses paid out of the assets of the various Portfolios for investment management fees and other operating expenses the Portfolios incur. These expenses are summarized in the fee table of the Portfolio prospectuses. For more detailed information, you should refer to the Portfolio prospectuses.

REDUCTION OR WAIVER OF CERTAIN CHARGES
We may reduce or eliminate the annual administration maintenance charge, the mortality and expense charge, or the surrender charge if we anticipate lower administrative expenses and/or sales expenses for certain Contracts.

We make any reductions or eliminations according to objective guidelines in effect when an application for a Contract is approved. We may change these guidelines from time to time. Any variation in the charges will reflect differences in costs or services and will be offered uniformly. In no event will a charge reduction or elimination be permitted if it is unfairly discriminatory to any person or prohibited by law.

In determining whether a particular Contract qualifies for a reduced or eliminated charge or fee, the principal factor we will consider is the level of commission paid to selling broker-dealers. Other factors we may consider include the total amount of purchase payments to be received, whether the purchase makes it likely that sales costs and administrative expenses will be reduced, the frequency of projected surrenders or distributions, and any other circumstances that reduce administrative and/or sales expenses.

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6. TAXES
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This section and additional information in the SAI discuss how federal income tax applies to annuities and retirement Plans in general. This information is not complete and is not intended as tax advice. Tax laws and their interpretations are complex and subject to change. No attempt is made to discuss state or other tax laws. Symetra Life does not guarantee the tax treatment of any group contract or any transaction involving a group contract. We are also not responsible for determining if your employer's plan or arrangement satisfies the requirements of the Code, applicable state law, or ERISA. You should consult a competent tax adviser about your individual circumstances.

QUALIFIED CONTRACTS
Contracts issued in connection with a 403(b), Roth 403(b), 457 Plan or other retirement Plan, are referred to as "qualified contracts" because they are qualified under the Code to provide tax deferral for retirement purposes. You do not have to participate in the Contract to qualify for the tax deferral offered by these retirement Plans. There may be other investment vehicles that can be purchased for your retirement Plan. However, an annuity contract has features and benefits other than tax deferral that may make it an appropriate investment for your retirement Plan. Numerous special tax rules apply to the participants in qualified plans and to contracts used in connection with qualified plans. Therefore, we make no attempt in this prospectus to provide more than general information about use of the contract with qualified plans. You should consult your tax adviser regarding these features and benefits before you buy a qualified contract.

Qualified contracts are subject to special rules and limits on Purchase Payments and distributions that vary according to the type of retirement plan. Ineligible or excess contributions to certain retirement plans can result in substantial penalties and possible loss of the contract's or retirement plan's qualified status. Tax penalties of 10% or more, may apply to certain distributions; for example if you are under age 59 1/2 and not disabled as defined by the Code. There may be substantial penalties if you fail to take required minimum distributions, usually beginning by age 70 1/2.

Distributions will be taxed as ordinary income. To the extent Purchase Payments have a zero cost basis (were made with pre-tax dollars), distributions will be taxable in full. In some cases, you must satisfy retirement Plan or Code requirements before you take money out. For example, the Code restricts certain withdrawals from 403(b) and 457 Plans..

We will amend the Contract as necessary to conform to the requirements of the Code. However, you are cautioned that the rights of any person to benefits under a retirement Plan may be subject to the terms and conditions of the Plan, regardless of the terms and conditions of the Contract. In addition, we will not be bound by the terms and conditions of a retirement Plan to the extent such terms and conditions contradict the Contract, unless we consent.

403(b) CONTRACTS
Tax Sheltered Annuities under section 403(b) of the Code allow employees of certain Section 501(c)(3) organizations and public schools to exclude from their gross income the payments made, within certain limits, on a contract that will provide an annuity for the employee's retirement. These payments may be subject to FICA (social security) tax. Distributions of (1) salary reduction contributions made in years beginning after December 31, 1988;
(2) earnings on those contributions; and (3) earnings on amounts held as of the last year beginning before January 1, 1989, are not allowed prior to age 59 1/2, severance from employment, death or disability. Salary reduction contributions may also be distributed upon hardship, but would generally be subject to penalties. Distributions of employer contributions from contracts issued on or after January 1, 2009, are subject to distribution restrictions specified in the employer's 403(b) plan.

If your Certificate is issued pursuant to a 403(b) plan, we generally are required to confirm with your 403(b) plan sponsor that your Purchase Payments to or surrender, withdrawals, transfers or loans from your Certificate comply with applicable tax requirements before we process those transactions and to decline Purchase Payments or requests that are not in compliance. These transactions cannot be processed until all information required under the tax law is received. By directing Purchase Payments to the Contract or requesting any one of these payments, you consent to the sharing of confidential information about you, the Contract and the Certificate, and any other 403(b) contracts or accounts you have under the 403(b) plan among us, your employer or plan sponsor, any plan administrator or recordkeeper, and other product providers.


ROTH 403(b) PLANS
If allowed by your Plan, a Participant may designate some or all of their
403(b) elective contributions as ROTH contributions.   As a result, the ROTH
contributions will be included in the Participant's income in the year of the
contribution and subject to all wage withholding requirements.   You can make
a qualified distribution from your Roth 403(b) entirely federal income tax free. A qualified distribution requires that the individual has held the Roth 403(b) for at least five years and, in addition, that the distribution is made after the individual reaches age 59 1/2, on account of the individual's death or disability. You should consult with a tax adviser prior to making
ROTH contributions or making a withdrawal.

SECTION 457 PLANS
Section 457 plans are certain deferred compensation plans with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax exempt organizations. The Contract can be used with such plans. Under such plans a Participant may specify the form of investment in which his or her participation will be made. Under a non-governmental plan, all such investments, however, are owned by and are subject to, the claims of the general creditors of the sponsoring employer.

REQUIRED MINIMUM DISTRIBUTIONS
A Participant of a Plan is generally required to take certain required minimum distributions ("RMDs") during the Participant's life. You must begin RMDs from your Contract no later than April 1st of the calendar year following the calendar year you reach age 70 1/2 or retire, whichever is later. If you do not start RMDs on time, the IRS will assess a penalty each year equal to 50% of the sum of all RMDs you should have taken.  Subsequent RMDs must be taken by
December 31 each year thereafter.   Although you can delay the start of your
RMD until April 1st of the second year, you still must receive your next RMD distribution by December 31 of that same year, resulting in two taxable distributions in one year. Complex rules apply to the calculation of the amount of your RMD, but generally the amount depends on the Participant Account
Value and the life expectancy of the Participant.   Pursuant to special
legislation, required minimum distributions for the 2009 tax year generally are not required, and 2009 distributions that otherwise would be required minimum distributions may be eligible for rollover. You should consult with a tax advisor regarding RMDs.

WITHDRAWALS FOR INVESTMENT ADVISER FEES
The IRS has held that withdrawals for the payment of investment adviser fees from a tax-qualified contract need not be considered a distribution for income tax purposes if certain requirements are met. You should consult a competent tax adviser for details.

TAXATION OF ANNUITY PAYMENTS
Although tax consequences may vary depending on the payout option elected under an annuity contract, a portion of each annuity payment (or "amount received as an annuity") is generally not taxed and the remainder is taxed as ordinary income. The non-taxable portion of an annuity payment is generally determined using an exclusion ratio in a manner that is designed to allow you to recover your after-tax investment in the contract. For qualified contracts, the after-tax investment may be zero. The exclusion ratio is determined when annuity payments start. It is applied to each annuity payment over the expected stream of annuity payments, so that each annuity payment is taxable in part and tax-free in part. Once your investment in the contract has been fully recovered, however, the full amount of each annuity payment is subject to tax as ordinary income.

EFFECTS OF CIVIL UNIONS & DOMESTIC PARTNERSHIPS
For qualified annuities, there may be certain distribution options or elections available under federal tax law to beneficiaries who are spouses. However, these same options may not be available to surviving beneficiaries who are "civil union partners" or "domestic partners" under the law of certain states. These options are available only to a person defined as a "spouse" under the federal Defense of Marriage Act, or any other applicable federal law. Accordingly, the administration of spousal rights and the related tax reporting for the contract will be done in a manner consistent with federal tax law requirements. If you have entered into a civil union or domestic partnership, you should contact your legal adviser to discuss the availability of options and elections available to your surviving partner.

TAX WITHHOLDING
Distributions from qualified contracts generally are subject to withholding for your federal income tax liability. The withholding rate varies according to the type of distribution and your tax status. You will be provided the opportunity to elect not have tax withheld from certain distributions. "Eligible rollover distributions" from section 403(b) and governmental 457 plans are subject to a mandatory federal income tax withholding of 20%. For this purpose, an eligible rollover distribution is any distribution to an employee (or employee' spouse or former spouse as beneficiary or alternate payee) from such a plan, except certain distributions such as distributions required by the Code, distributions in a specified annuity form, or hardship distributions. The 20% withholding does not apply, however, to nontaxable distributions or if the employee chooses a "direct rollover" from the plan to a tax-qualified plan, IRA or tax sheltered annuity or to a governmental 457 plan that agrees to separately account for rollover contributions.

EXCHANGES
From time to time we may offer programs under which certain variable annuity contracts previously issued by us may be exchanged for the contracts and certificates offered by this prospectus. These programs will be made available on terms and conditions determined by us, and any such programs will comply with applicable law. We believe the exchanges will be tax free for federal income tax purposes; however, you should consult your tax adviser.

Before making an exchange from a variable annuity contract issued by us or from another company, you should compare both contracts carefully. You may have to pay a surrender charge on your existing annuity contract; other charges may be higher (or lower) and the benefits may be different. You should not exchange another variable annuity contract for this one unless you determine that, after knowing all the facts, the exchange is in your best interest.

FEDERAL ESTATE TAXES
While no attempt is being made to discuss the federal estate tax implications of the contract, a purchaser should keep in mind that the value of an annuity contract owned by a decedent and payable to a beneficiary by virtue of surviving the decedent is included in the decedent's gross estate. Depending on the terms of the annuity contract, the value of the annuity included in the gross estate may be the value of the lump sum payment payable to the designated beneficiary or the actuarial value of the payments to be received by the beneficiary. Consult an estate planning adviser for more information.

GENERATION-SKIPPING TRANSFER TAX
Under certain circumstances, the Code may impose a "generation skipping transfer tax" when all or part of an annuity contract is transferred to, or a death benefit is paid to, an individual two or more generations younger than the Participant. Regulations issued under the Code may require us to deduct the tax from your contract, or from any applicable payment, and pay it directly to the IRS.

FOREIGN TAX CREDITS
We may benefit from any foreign tax credits attributable to taxes paid by certain Portfolios to foreign jurisdictions to the extent permitted under federal tax law.

POSSIBLE TAX LAW CHANGES
Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. Consult a tax adviser with respect to legislative developments and their effect on the Contract.

We have the right to modify the Contract in response to legislative changes that could otherwise diminish the favorable tax treatment that Participants currently receive. We make no guarantee regarding the tax status of any Contract and do not intend the above discussion as tax advice.
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7. ACCESS TO YOUR MONEY
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When permitted by your Plan, your Participant Account Value may be accessed:
	-	by making partial withdrawals during the Accumulation Phase;
	-	by surrendering your Certificate during the Accumulation Phase;
	-	by taking a loan;
	-	by taking repetitive withdrawals;
	-	by receiving payments during the Income Phase (see Section
		3 of this prospectus); or
	-	when a death benefit is paid to your Beneficiary (see Section
		8 of this prospectus).

In certain cases, a spouse's consent may be necessary for you to access your Participant Account Value.

During the Accumulation Phase, you can make partial withdrawals from the amount available under your Participant Account Value by writing to us at our Home Office. The withdrawal request must be accompanied with all the information we need to process it. Partial withdrawals must be at least $500, or the Participant Account Value if less. Unless you tell us otherwise, partial withdrawals will be made pro rata from your investment option allocations. If you choose to transfer amounts among more than one Sub-account, transfers into each Sub-account must be at least $50. If a withdrawal would result in the remaining balance in an investment option being less than $500, we will treat that as a withdrawal of the entire amount out of the investment option. Withdrawals that reduce your Participant Account Value below $2,000 will result in the entire Participant Account Value being distributed to you unless you are actively contributing to your Certificate. Once we receive your request, withdrawals from the Sub-accounts will be effective as of the next close of the NYSE. Partial withdrawals are payable within seven calendar days.

A withdrawal may have a surrender charge, a withdrawal charge, and, if you withdraw the entire Participant Account Value, an annual administration maintenance charge. Unless you tell us otherwise, when the withdrawal is for only part of the value of your Participant Account Value, the charges are deducted from the withdrawal amount prior to us making a payment to you. Withdrawals may be restricted or prohibited by the terms of your Plan and there
are situations where all or some of these charges do not apply.   See Section
5 of this prospectus  for a discussion of the applicable charges.

All benefit provisions under the Contract continue until the entire value invested in the Contract is completely withdrawn. The Contractholder must provide us with written notice of its intent to terminate the Contract not less than 30 days prior to the requested termination date.

SURRENDERING YOUR CERTIFICATE
If you meet Plan requirements, you may surrender your Certificate for its Participant Account Value at any time before you begin to receive annuity payments. For a surrender to be effective, we must receive your written request at our Home Office with all the information we need to process it. All benefits will terminate as of the date we receive the required information to process your surrender request. We will determine your surrender value as of the next close of the NYSE after we have received the required information to process your request. We will pay you the surrender value within 7 calendar days.

The surrender value will be equal to your Participant Account Value minus any applicable surrender charge, withdrawal charge, outstanding loan balance, and annual administration maintenance charge.

LOANS
Subject to the requirements of your Plan, a Participant may take a loan against their Participant Account Value. If permitted, you may request a loan from us, using your Participant Account Value as the security for the loan, if your Contract is:

	-	Not subject to Title 1 of ERISA;
	-	Issued under Section 403(b) of the Code; and
	-	Permitted to take loans under the Plan.

You may have only one loan outstanding at any time. The amounts and terms of a loan may be subject to state restrictions, Plan requirements, and Section
72(p) of the Code.  You must sign a loan agreement.   Consult your Certificate
and loan agreement for details. You should consult a tax advisor before taking a loan.

If the Participant Account Value invested in the Fixed Account is less than the amount we require to offer the requested loan, we will transfer Participant Account Value to the Fixed Account as security for the loan. Any amount allocated to the Fixed Account as security for a loan will be included for purposes of applying transfer and withdrawal restrictions. Withdrawals and transfers from the Fixed Account are not allowed to the extent they would cause the value in the Fixed Account to be less than the outstanding loan.

REPETITIVE WITHDRAWALS
Repetitive withdrawals allow you to automatically withdraw payments of a pre-determined dollar amount or fixed percentage of Participant Account Value that you request from a specified investment option monthly, quarterly, semi-annually or annually. The minimum amount for each withdrawal is $500. A withdrawal cannot result in the remaining balance in the Participant Account Value being less than $2,000 unless you are actively contributing Purchase Payments to your Certificate. You may request repetitive withdrawals by completing the appropriate form and sending it to our Home Office. Repetitive withdrawals may be used to avoid tax penalties for premature withdrawals or to satisfy distribution requirements of certain retirement Plans. To do this they must be a series of substantially equal withdrawals made at least annually and based on:
	-	your life expectancy; or
	-	the joint life expectancy of you and a Beneficiary.

You may begin repetitive withdrawals based on life expectancy by providing us with verification of age in order for us to calculate the monthly, quarterly, or annual withdrawal amount. We calculate the amount of a repetitive withdrawal based on life expectancy by dividing the Participant Account Value by the life expectancy of the Participant as determined by using the IRS single life table. If it is a joint life expectancy, then we divide the Participant
Account Value by the life expectancy of the Participant and Beneficiary by the IRS joint life table.

	Example One: Assume that the Participant Account Value is equal to $100,000 and the Participant requests a repetitive withdrawal and is age 55. Based on the IRS single life table, the life expectancy of a Participant age 55 is 29.6 years. The first repetitive withdrawal amount is equal to $100,000 divided by 29.6 which equals an annual payment of $3,378.38.

	Example Two:  Assume that in one year, when the Participant is age
	56, the Participant Account Value is equal to $101,453. The life expectancy of the Participant is 28.7 years. The repetitive withdrawal amount is equal to $101,453 divided by 28.7 which equals an annual payment of $3,534.95.

Repetitive withdrawals that are based on life expectancy may allow you to avoid the early withdrawal tax penalty of 10% that you would otherwise pay for
taking withdrawals prior to age 59 1/2.   If you take additional withdrawals or
otherwise modify or stop these repetitive withdrawals, however, there may be tax consequences and penalties. You should talk to your tax adviser for more information on taking repetitive withdrawals to avoid the 10% tax penalty.

If you make repetitive withdrawals that are not based on life expectancy, the same restrictions, income taxes, and tax penalties that apply to any other withdrawals also apply to repetitive withdrawals.

WITHDRAWAL RESTRICTIONS
Your right to make withdrawals or surrender the Contract is subject to any restrictions imposed by applicable law or your retirement Plan.

There are certain restrictions imposed on withdrawals of contracts used as funding vehicles for 403(b) Contracts.  Withdrawals attributable to salary reduction contributions to 403(b)s for years after 1988 and any earnings accrued after 1988 cannot be taken out unless:
	-	you attain age 59 1/2;
	-	you leave your job;
	-	you die or become disabled as defined by the Code;
	-	you experience a qualifying hardship (applies to
		contributions only);
	-	you divorce and a distribution to your former spouse is
		permitted under a Qualified Domestic Relations Order; or
	-	you are a member of the National Guard or Reserves, are
		called to active duty and request a qualified reservist distribution.

Also, for 403(b) contracts issued on or after January 1, 2009, amounts attributable to employer contributions are subject to restrictions on withdrawals specified in your employer's 403(b) plan, in order to comply with new tax regulations. Amounts transferred to a 403(b) contract from other 403(b) contracts or accounts are generally subject to the same restrictions on withdrawals applicable under the prior contract or account.

Tax penalties may apply to withdrawals. There may also be restrictions on the form and manner in which benefits may be paid. For example, spousal consent may be needed in certain instances before a distribution may be made. However, these restrictions on withdrawals may not affect rollovers or transfers between certain retirement plans.

WITHDRAWAL RESTRICTIONS ON TEXAS OPTIONAL RETIREMENT PROGRAM ("TEXAS ORP") Withdrawals from contracts issued in connection with Texas ORP cannot be taken unless you:
	-	terminate employment in all eligible Texas institutions of
		higher education;
	-	retire;
	-	attain age 70 1/2; or
	-	die.

You must obtain a certificate of termination from your employer before you request a withdrawal from the Texas ORP.

MINIMUM VALUE REQUIREMENTS
You must withdraw the entire amount out of an investment option if, after a withdrawal, the remaining value in the investment option would be less than $500. Similarly, you must withdraw the entire Participant Account Value and your interest in the Contract will terminate if, after a withdrawal, the remaining Participant Account Value would be less than the minimum, if any, stated in your Contract. However, negative investment performance alone will not cause a forced withdrawal.

Withdrawals, including any charges, reduce the number of Accumulation Units and the death benefit. Income taxes, tax penalties and certain restrictions may also apply. See Section 6 of this prospectus.
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8. DEATH BENEFIT
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DEATH OF PARTICIPANT PRIOR TO THE ANNUITY DATE

Standard Death Benefit
Your Contract provides your Beneficiaries with a guaranteed minimum death benefit payable during the Accumulation Phase. If you are younger than age
75 at the time of death, the guaranteed minimum death benefit is designed to protect your Participant Account Value from potentially poor investment performance and the impact that poor investment performance could have on your death benefit. When you die and you are younger than age 75 at the time of death, the death benefit is the greater of:

	(a) 	The standard death benefit, which is your Participant Account
		Value on the date all proof of death acceptable to us, such as a certified death certificate, plus written direction regarding how to pay the death benefit are completed and in a form acceptable to us. If we have not received all the required paperwork by the 6-month anniversary of death, then we will
		use the 6-month anniversary Participant Account Value as described in the Payment of Death Benefit section below;
	AND
	(b) 	The guaranteed minimum death benefit which is 100% of Purchase
		Payments with a proportional deduction for withdrawals, loans and associated charges. All withdrawals and charges reduce this portion of the calculation in the same proportion that the Participant Account Value was reduced by the withdrawal, loan and charges. The guaranteed minimum death benefit is subject to a maximum of your Participant Account Value plus
		$1 million.

If (b) is greater than (a), then we will add money to your Participant Account Value to meet the guaranteed minimum provided by the guaranteed minimum death benefit. This additional amount will be allocated to the investment options in the same proportion that Purchase Payments were last allocated. Thereafter, the Participant Account Value will be subject to investment performance and applicable charges until the date the death benefit is paid. We will add no more than $1 million to your Participant Account Value to satisfy the guaranteed minimum death benefit.

The death benefit is your Participant Account Value, when you are age 75 or older at the time of death. In other words, item (b) above is set to zero, and your Participant Account Value is the death benefit.

	Example One:  Assume Purchase Payments total $100,000
	and no withdrawals have been made.  The Participant is 	age 65
	and the Beneficiary submits all required information to us for processing the death claim by the third-month anniversary of the Participant's death. The Participant Account Value on the third-month anniversary is $90,000.

	The death benefit equals the greater of

	(a)	$90,000; and
	(b)	$100,000.

	Therefore, your guaranteed minimum death benefit is $100,000, and we will add $10,000 to the investment options in the same proportion that Purchase Payments were last allocated.

If in this example the Participant had been age 78, there would be no guaranteed minimum death benefit. The Beneficiary would receive $90,000.

	Example Two: Assume the same facts as above but you took a withdrawal of $50,000 prior to your death leaving a Participant Account Value of $40,000. Your withdrawal reduces (b) in the same proportion that the Participant Account Value was reduced by the withdrawal as follows:

 	$100,000 x (40,000/90,000) = $44,444.44

	The death benefit equals the greater of

	(a)	$40,000; and
	(b)	$44,444.44.

	Therefore, your guaranteed minimum death benefit is $44,444.44 and we will add $4,444.44 to the investment options in the same proportion that Purchase Payments were last allocated. In this example, the death benefit was reduced by more than the dollar amount of the withdrawal.

	Example Three:  Assume the same facts as Example One above except the
	Participant Account Value on the third-	month anniversary is $125,000.

	The death benefit equals the greater of

	(a)	$125,000; and
	(b)	$100,000.

	Because the Participant Account Value exceeds the guaranteed minimum death benefit of $100,000, no additional money will be added by us, and the Beneficiary will receive $125,000.

PAYMENT OF DEATH BENEFIT
We will pay the death benefit upon receipt at our Home Office of proof of death acceptable to us, such as a certified copy of a death certificate, plus written direction from at least one eligible recipient of the death benefit proceeds regarding how to pay the death benefit payment and any other document, forms or information we need as described in your Contract. The amount of the death benefit will include any interest required by state law. In all cases, any outstanding loan balance will be deducted from the death benefit proceeds.

If we receive due proof of death and the first death benefit payment election within 6 months of the date of death and we are required under the guaranteed minimum death benefit to add money to your Participant Account Value, then we will calculate the amount to be added on the date we receive due proof of death acceptable to us and written direction from at least one eligible recipient of
the death benefit regarding how to pay the death benefit.   The money added
will be allocated to the investment options according to the current allocation instructions on file for your Purchase Payments as of that date.

If on the 6-month anniversary of the date of death we have not received all the information needed to process the death claim and we are required to add money to your Participant Account Value under the guaranteed minimum death benefit, we will add the required amount and credit the difference with interest at the Fidelity VIP Money Market Portfolio rate from the 6-month anniversary until the date we receive the required information. At that time we will allocate this additional amount, with the credited interest, to the investment options in the same proportion that Purchase Payments were last allocated. Thereafter, the Participant Account Value will be subject to investment performance and applicable charges until the date the death benefit is paid.

	Example: Assume Purchase Payments total $100,000 and no withdrawals have been made. The Participant is age 65, and the Beneficiary submits all required information to us on the 8-month anniversary of the Participant's death when the Participant Account Value is $85,000.
	The Participant Account Value on the six-month anniversary is $95,000.

	The death benefit is the greater of

	(a)	$95,000; and
	(b)	$100,000.

	Therefore, the death benefit is $100,000 and we will add $5,000, plus interest from the 6-month anniversary to the 8-month anniversary based on the Fidelity Money Market Portfolio, to the investment options in the same proportion that Purchase Payments were last allocated..

If the Beneficiary chooses to leave money invested in the Participant Account Value rather than taking it in a lump sum, then, thereafter, the Participant Account Value will be subject to investment performance and applicable charges until the date the entire death benefit is paid out. This value will usually go up or down. Thus, we should be notified of a death as promptly as possible to limit the risk of a decline in benefit value.

Payment Options
The death benefit may be paid as:

	1)	a lump sum payment or series of withdrawals that are completed
		within five years from the date of death; or
	2)	annuity payments made over the Beneficiary's life or life
		expectancy. To receive annuity payments, the Beneficiary must make this election within 60 days from our receipt of proof of death. Annuity payments must begin within one year from the date of death. Once annuity payments begin they cannot be changed.

Different death benefit elections may be available depending upon your retirement Plan.

If your Beneficiary chooses a lump sum, then we value the death benefit as of the next close of the NYSE after we receive all required information and pay it within 7 days. If your Beneficiary chooses to make a series of withdrawals over time as provided in Option 1 above, then your Beneficiary will pay all charges and expenses as described in the Charges and Expenses section of this prospectus, except surrender charges, so long as the death benefit remains invested in the Contract. Your Beneficiary will also be subject to investment performance until the date the entire death benefit is paid out.

If the age of the Participant has been misstated on the application, the amount of any death benefit payable shall be determined based upon the correct age of the Participant.

DEATH DURING THE INCOME PHASE
If a Participant dies during the Income Phase, we will pay the remaining guaranteed annuity payments, if any, in accordance with that annuity option. The death benefit or remaining annuity payments will be distributed at least as rapidly as under the annuity option then in effect. See Section 3 of this prospectus for more information.

-----------------------------------------------------------------------------
9. OTHER INFORMATION
-----------------------------------------------------------------------------

SYMETRA  LIFE
Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington law on January 23, 1957 under the name Safeco Life Insurance Company. On or about August 2, 2004, Symetra Financial Corporation, a financial services holding company, became the owner of Safeco Life
Insurance Company.   On September 1, 2004, Safeco Life Insurance Company
changed its name to Symetra Life Insurance Company. Symetra Life Insurance Company is a wholly owned subsidiary of Symetra Financial Corporation. We provide individual and group life, accident and health insurance, and annuity products and are licensed to do business in the District of Columbia and all states except New York.

SEPARATE ACCOUNT
We established Symetra Separate Account C (formerly Safeco Separate Account C) ("Separate Account") under Washington law on September 14, 1993. The Separate Account holds the assets that underlie contract values and Participant Account Values invested in the Sub-accounts of the Contracts and other contracts. The Separate Account was registered with the SEC as a unit investment trust under the Investment Company Act of 1940, as amended on January 28, 1994.

Under Washington law, the assets in the Separate Account are the property of Symetra Life. However, assets in the Separate Account that are attributable to the Contracts are not chargeable with liabilities arising out of any other business we may conduct. Income, gains and losses (realized and unrealized), resulting from assets in the Separate Account are credited to or charged against the Separate Account without regard to other income, gains or losses of Symetra Life. Promises we make in the Contract are general corporate obligations of Symetra Life and are not dependent on assets in the Separate Account.
CHANGES TO THE SEPARATE ACCOUNT
Where permitted by applicable law, we reserve the right to make certain changes to the structure and operation of the Separate Account. We will not make any such changes without receiving any necessary approval of the SEC and applicable state insurance departments. We will notify you of any changes in writing. These changes include, among others, the right to:

	-	Transfer assets supporting the Contract from one Sub-account to
		another or from the Separate Account to another separate account;

	-	Combine the Separate Account with other separate accounts,
		and/or create new separate accounts;

	-	Deregister the Separate Account, or operate the Separate
		Account as a management investment company, or as any other form permitted by law;

	-	Manage the Separate Account under the direction of a committee
		at any time;

	-	Make any changes required by applicable law or regulation; and

	-	Modify the provisions of the Contract to reflect changes to
		the Sub-accounts and the Separate Account and to comply with applicable law.

Some, but not all, of these future changes may be the result of changes in
applicable laws or interpretations of law.   We reserve the right to make other
structural and operational changes affecting the Separate Account.

DISTRIBUTION (PRINCIPAL UNDERWRITER)
The Contracts are distributed by Symetra Securities, Inc. ("SSI"). They are sold by individuals who, in addition to being licensed to sell variable annuity contracts for Symetra Life, are also registered representatives of broker-dealers who have a current sales agreement with SSI and Symetra Life. SSI is an affiliate of Symetra Life and is located at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004. It is registered as a broker-dealer with the SEC under the Securities Act of 1934 and is a member of the Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc. No amounts are retained by SSI for acting as principal underwriter for Symetra Life variable products.

Registered representatives who solicit sales of the group annuity contracts receive a portion of the commission payable to the broker-dealer firm, depending on the agreement between the broker-dealer and the registered representative. A broker-dealer firm or registered representative may receive different commissions for selling one annuity over another annuity and may favor one annuity provider over another due to different compensation rates. If you would like information about what your registered representative and his or her broker-dealer receives in connection with the purchase of your Contract, please ask your registered representative.

Furthermore, we and SSI offer the Contracts through our affiliated broker-dealer, Symetra Investment Services, Inc. ("SIS"). Because of this affiliation, SIS and its registered representatives may favor Symetra Life's products. We do not pay SIS different commissions from what we pay unaffiliated broker-dealers, but SIS may pay its registered representatives higher commission or bonuses for selling Symetra Life products rather than another company's group annuity product.

We may also contract with SIS and unaffiliated firms to act as wholesalers for us and assist us in offering and selling our contracts to broker-dealers and their registered representatives. Wholesalers may also be called "independent marketing organizations" and provide training, marketing and other sales-related functions. Wholesalers may also provide administrative services to us in connection with the Contracts. Some wholesalers may also directly sell the Contracts. Wholesalers may be paid commissions and overrides.

We generally pay commissions as a percentage of Purchase Payments invested in the Contract. At the option of the broker-dealer, we may pay lower compensation on Purchase Payments but pay a periodic asset-based commission beginning after the first Contract Year or reduce or waive certain charges and expenses in exchange for the lower compensation. The amount and timing of the commissions may differ depending on the agreement between us and the broker-dealer but is not expected to be more than 6.0% of Purchase Payments. The level of commissions will affect the level of certain charges under the Contract; generally, lower commissions result in lower charges. In addition, allowances, and bonuses may be paid to broker-dealers and/or other distributors of the Contracts, and we may also provide non-cash compensation in connection with the promotion of the Contracts, including conferences and seminars, and items of small value, such as promotional gifts, meals or tickets to sporting or entertainment events. A bonus dependent upon persistency is one type of bonus that may be paid.
To the extent permitted by FINRA rules, promotional incentives or payments may also be provided to broker-dealers and wholesalers based on sales volumes, the assumption of wholesaling functions or other sales-related criteria.
Other payments may be made for other services that do not directly involve the sale of the Contracts. These services may include the recruitment and training of personnel, production of promotional literature, and similar services. We may also make additional payments to broker-dealer firms in order to be included on their approved product lists or to be part of "preferred product" arrangements. You may contact us for the list of firms, if any, with which we may have such arrangements.

These additional incentives or payments are calculated in different ways and are not offered to all broker-dealer firms. They may be based on assets under management, purchase payments received, or other criteria. These additional incentives or payments could create an incentive for your registered representative, and the broker-dealer with which they are associated to recommend products that pay them more than others.

This Contract does not assess a front-end sales charge. You indirectly pay for commissions and other sales expenses primarily, but not exclusively, through the surrender charge and the mortality and expense risk charge.
We may also pay for sales and distribution expenses out of any payments we or SSI receive from the underlying Portfolios for providing administrative, distribution and other services to the Portfolios.

REPORTS TO PARTICIPANTS
We send you a statement confirming significant transactions, such as Purchase Payments, withdrawals, and transfers among Sub-accounts. We will also send you a similar quarterly statement which will show (as of quarter end), the significant transactions made, your Participant Account Value, your current Sub-account allocations, and any earnings or losses for the quarter. Semi-annual and annual reports of the Portfolios will also be mailed to Participants. On request, we will send you a current statement with the information described above. We reserve the right to limit the number of such requests or impose a reasonable charge for additional requests.

AMENDMENTS TO THE CONTRACT
We reserve the right to amend the Contract to meet the requirements of applicable federal or state laws or regulations. You will be notified in writing of any changes, modifications or waivers.

LEGAL PROCEEDINGS
There are no legal proceedings to which the Separate Account or SSI is a party. In the ordinary course of business, Symetra Life is engaged in various kinds of litigation or in arbitration. In some lawsuits involving insurance companies and other financial service providers, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time it appears that there are no pending or threatened lawsuits that are likely to have a material adverse effect on the Separate Account, on Symetra Life's ability to meet its obligations under the Contract, or on SSI's ability to perform under its principal underwriting agreement.

RIGHT TO SUSPEND TRANSFERS, OR WITHDRAWALS
We may be allowed or required to suspend or postpone payment of transfers, or withdrawals from the Sub-accounts for any period of time when:
	-	the NYSE is closed (other than customary weekend or holiday
		closings);
	-	trading on the NYSE is restricted;
	-	an SEC declared  emergency exists such that disposal of or
		determination of the value of the Sub-accounts is not
		reasonably practicable; or
	-	the SEC, by order, so permits for your protection.

Additionally, we reserve the right to defer payments of transfers or withdrawals from the Symetra Fixed Account for the period permitted by law, but not for more than six months.

Federal laws designed to counter terrorism and prevent money laundering by criminals might, in certain circumstances, require us to reject a Purchase Payment and/or "freeze" your Participant Account Value. If these laws apply in a particular situation, we would not be allowed to process any request for withdrawals, surrenders, or death benefits, make transfers, or continue making payments under an annuity payment option. We may also be required to provide additional information about you or your Contract to government regulators.


WEBSITE  INFORMATION
You can find more information about the Symetra Retirement Passport Group Variable Annuity Contract as well as other products and financial services offered by Symetra Life Insurance Company on the Internet at http://www.symetra.com. This website is frequently updated with new information and can help you locate a representative near you.

FINANCIAL STATEMENTS
The financial statements of Symetra Life and Symetra Separate Account C are included in the Statement of Additional Information.

TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
General Information
Services
Purchase of Contracts
Reduction of Waivers or Charges
Underwriter
Additional Tax Information
Annuity Provisions
Financial Statements

=============================================================================
                               APPENDIX A
=============================================================================

As this is a new product, there is not Accumulation Unit Value History.

              SYMETRA RETIREMENT PASSPORT GROUP VARIABLE ANNUITY
                     STATEMENT OF ADDITIONAL INFORMATION

          GROUP FLEXIBLE PREMIUM DEFERRED VARIABLE ANNUITY CONTRACT
                                   issued by
                          SYMETRA SEPARATE ACCOUNT C
                                      and
                         SYMETRA LIFE INSURANCE COMPANY
-------------------------------------------------------------------------------
This Statement of Additional Information ("SAI") is not a prospectus and should be read in conjunction with the prospectus for the Symetra Retirement Passport Group Flexible Premium Deferred Variable Annuity Contract.

The prospectus concisely sets forth information that a prospective investor should know before investing. For a copy of the prospectus, call
1-800-796-3872 or write to Symetra Life Insurance Company, Retirement Services Department, P.O. Box 3882, Seattle, Washington 98124-3882.

This Statement of Additional Information and the prospectus are both dated August 1, 2009.
-------------------------------------------------------------------------------


                               TABLE OF CONTENTS
	                                                              Page
GENERAL INFORMATION							2
SERVICES								2
	Experts								2
	Independent Registered Public Accounting Firm			2
PURCHASE OF CONTRACTS							2
REDUCTION OF WAIVERS OR CHARGES						2
UNDERWRITER								3
ADDITIONAL TAX INFORMATION						3
	Note								3
	Qualified Contracts						3
	Tax Treatment of Withdrawals   Qualified Contracts		5
	Tax Sheltered Annuities - Withdrawal Limitations		5
	Income Tax Withholding						6
ANNUITY PROVISIONS							6
	Fixed Annuity Payments						6
FINANCIAL STATEMENTS							6

                               GENERAL INFORMATION

Terms and phrases used in this SAI have the meaning given to them in the prospectus.


Symetra Life Insurance Company ("the Company", "we", and "us"), is a wholly-owned subsidiary of Symetra Financial Corporation, a holding company, the subsidiaries of which are engaged primarily in insurance and financial services businesses. Symetra Life Insurance Company was incorporated as a stock life insurance company under Washington law on January 23, 1957 under the name Safeco Life Insurance Company. On September 1, 2004, Safeco Life Insurance Company changed its name to Symetra Life Insurance Company.

We established Symetra Separate Account C ("the Separate Account") to hold assets that underlie contract values invested in a number of different variable annuity contracts. The Separate Account meets the definition of "separate account" under Washington State law and under the federal securities laws. The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company
Act of 1940, as amended. We maintain records of all Separate Account purchases and redemptions of the shares of the Sub-accounts.

Accumulation Units will reflect the investment performance of the Separate Account with respect to amounts allocated to it. Since the Separate Account is always fully invested in the shares of the Sub-accounts, its investment performance reflects the investment performance of those entities. The values of such shares held by the Separate Account fluctuate and are subject to the risks of changing economic conditions. The Participant bears the entire investment risk. There can be no assurance that the aggregate value in the Contract or Participant Account Value will equal or exceed the Purchase Payments made under a Contract or a Certificate, respectively.

                                    SERVICES

Experts
Ernst & Young LLP, independent registered public accounting firm, has audited our financial statements listed below, as set forth in their reports. We've included our financial statements in the Statement of Additional Information and elsewhere in the Registration Statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

	-	The statements of assets and liabilities of Symetra Separate
		Account C as of December 31, 2008, and the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended.

	-	The consolidated financial statements for Symetra Life
		Insurance Company and Subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, and cash flows for each of the three years in the period ended December 31, 2008.

Independent Registered Public Accounting Firm
The principal business address of Ernst & Young LLP is 999 Third Avenue, Suite 3500, Seattle, WA 98104-4086.

                             PURCHASE OF CONTRACTS

The Contracts and Certificates will be sold by licensed insurance agents in states where the contracts may be lawfully sold. The agents will be registered representatives of broker-dealers that are registered under the Securities Exchange Act of 1934 and members of Financial Industry Regulatory Authority ("FINRA") formerly known as the National Association of Securities Dealers, Inc.

                        REDUCTION OF WAIVERS OR CHARGES

Under some circumstances we may expect to experience lower costs or higher revenues associated with issuing and administering certain Contracts or Certificates. For example, sales expenses are expected to be less when Contracts are sold to a large group of individuals. In these situations, we may have lower administrative costs due to the ability to centralize communications with one large group rather than individualized communications. Thus administrative tasks, such as the processing forms and handling of Purchase Payments, withdrawals and surrenders may be administered more efficiently. Under such circumstances we may pass a portion of these anticipated savings on to you by reducing Participant transaction charges (including the surrender charge).

Under such circumstances we may pass a portion of these anticipated savings on to you by reducing or waiving certain charges (including the surrender charge). Any reduction or waiver of the charges will be determined by us after examination of all the relevant factors such as:
	-	The size and type of group to which sales are to be made;
	-	The total amount of Purchase Payments to be received;
	-	Any prior or existing relationship with us;
	-	The level of commissions; and
	-	Other circumstances  which would reduce our sales and
		other expenses.

The level of commissions paid will affect the level of certain charges under the Contract. Generally, lower commissions result in lower charges.

In no event will reductions or elimination of the charges be permitted where reductions or elimination will be unfairly discriminatory to any person.

We may also reduce charges and expenses for retirement Plans that have negotiated the Contract terms on behalf of their Participants. We will offer any resulting reductions uniformly to all Participants in the group.

                                  UNDERWRITER

Symetra Securities, Inc. ("SSI"), an affiliate of the Company, acts as the principal underwriter for the Contracts pursuant to an underwriter's agreement with us. SSI is located at 777 108th Ave NE, Suite 1200, Bellevue, WA 98004. The contracts issued by the Separate Account are offered on a continuous basis. For the years ended December 31, 2008, 2007, and 2006, SSI received $4,759,624.04, $5,126,947, and $5,555,210 in commissions for the distribution of all annuity contracts funded through the Separate Account. SSI does not retain any portion of the commissions.

                          ADDITIONAL TAX INFORMATION
Note
The following description is based upon the Company's understanding of current federal income tax law applicable to annuities in general. Tax laws are complex and subject to change. We cannot predict the probability that any changes in the interpretation of the laws, or the laws themselves, will occur. Purchasers are cautioned to seek competent tax advice regarding the possibility of such changes. We do not guarantee the tax status of the Contracts. Purchasers bear the complete risk that the Contracts may not be treated as "annuity contracts" under federal income tax laws. It should be further understood that the following discussion is not exhaustive and that special rules not described in this Statement of Additional Information or the prospectus may be applicable in certain situations. Moreover, no attempt has been made to consider any applicable state or other tax laws.

Contractholders, Participants and Beneficiaries under the contracts should seek competent financial advice about the tax consequences of any distributions.

Any death benefits paid under the contract are generally taxable to the Beneficiary. The rules governing the taxation of distributions from an annuity contract, as discussed above, generally apply to the payment of death benefits and depend on whether the death benefits are paid as a lump sum or as annuity payments. Estate or gift taxes may also apply.

The Company is taxed as a life insurance company under the Code. For federal income tax purposes, the Separate Account is not a separate entity from the Company and its operations form a part of the Company.


Qualified Contracts
The following describes Contracts offered to Participants of employer-sponsored retirement plans. Contractholders, Participants and Beneficiaries are cautioned that benefits under a retirement plan may be subject to the terms and conditions of the plan regardless of the terms and conditions of the contracts issued pursuant to the plan. Some retirement plans are subject to distribution and other requirements that are not incorporated into the Company's administrative procedures. Contractholders, Participants and Beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. Contracts issued in connection with retirement plans include special provisions that may restrict or modify the contract provisions and administrative services described in the prospectus. Generally, contracts issued pursuant to retirement plans are not transferable except upon surrender or annuitization. The tax rules regarding retirement plans are very complex and will have differing applications depending on individual facts and circumstances.

On July 6, 1983, the Supreme Court decided in Arizona Governing Committee v. Norris that optional annuity benefits provided under an employer's deferred compensation plan could not, under Title VII of the Civil Rights Act of 1964, vary between men and women. The contracts sold by the Company in connection with retirement plans will utilize annuity purchase rate tables which do not differentiate on the basis of sex. Such annuity purchase rate tables will also be available for use in connection with certain non-qualified deferred compensation plans.

	a.	Tax Sheltered Annuity

	Section 403(b) of the Code permits the purchase of "Tax Sheltered Annuities" ("TSA") by public schools and certain charitable, educational and scientific organizations described in Section 501(c)(3) of the Code. These qualifying employers may make contributions to the contracts for the benefit of their employees. Such contributions are not includable in the gross income of the employees until the employees receive distributions from the contracts. The amount of contributions to
	the TSA is limited to certain maximums imposed by the Code.
	Furthermore, the Code sets forth additional restrictions governing such items as transferability, distributions, nondiscrimination and
	withdrawals.  (See "Tax Treatment of Withdrawals   Qualified Contracts"
	below.) Any employee should obtain competent tax advice as to the tax treatment and suitability of such an investment.

	b.	Roth TSA

	Section 402A of the Code permits an employee to designate their contributions to their TSAs as Roth TSA contributions if Roth TSA contributions are permitted by the employer. Roth TSA contributions are includable in gross income and are subject to the TSA limits discussed above. Qualified distributions from Roth TSAs are excluded from taxable gross income. "Qualified distributions" are distributions which (a) are made more than five years after the taxable year for which the employee first designated a contribution as a Roth TSA contribution, and (b) meet any of the following conditions: (1) the annuity owner has reached age 59 1/2; (2) the distribution is paid to a Beneficiary after the owner's death; or (3) the annuity owner is disabled. Non-qualified distributions are includable in taxable gross income only to the extent that they exceed the contributions made to the Roth TSA. The taxable portion of a non-qualified distribution may be subject to the 10% penalty tax.

c.	Deferred Compensation Plans

	Section 457 of the Code permits governmental and certain other tax exempt employers to establish deferred compensation plans for the benefit of their employees. The Code establishes limitations and restrictions on eligibility, contributions and distributions. Under these plans, contributions made for the benefit of the employees will not be includable in the employees' gross income until distributed from the plan. Special rules apply to deferred compensation plans. Owners should consult their own tax counsel or other tax adviser regarding any distributions.

Tax Treatment of Withdrawals - Qualified Contracts
Section 72 of the Internal Revenue Code of 1986, as amended, ("the Code") governs taxation of annuities in general. An owner is generally not taxed on increases in the value of a contract until distribution occurs, either in the form of a lump sum payment, a withdrawal, or as annuity payments under the option elected. For a lump sum payment received as a total surrender (total redemption), the recipient is generally taxed on the portion of the payment that exceeds the cost basis in the contract. For a partial withdrawal payment, the recipient is taxed as if earnings are withdrawn on a pro rata basis. The cost basis is generally the amount of non-deductible purchase payments which for qualified contracts may be zero. The taxable portion of the payment is taxed at ordinary income tax rates.

For annuity payments, a portion of each payment in excess of an exclusion amount is includable in taxable income. The exclusion amount for payments based on a fixed annuity is determined by multiplying the payment by the ratio that the cost basis of the contract (adjusted for any period certain or refund feature) bears to the expected return under the contract. Payments received after the investment in the contract has been recovered (i.e. when the total of the excludable amounts equals the investment in the contract) are generally fully taxable. For certain types of retirement plans there may be no cost basis in the contract within the meaning of Section 72 of the Code resulting in the annuity payments being fully includable in taxable income.

In addition to ordinary income tax,   Section 72(t) of the Code imposes a 10%
penalty tax on the taxable portion of any distribution from certain retirement plans, including contracts issued and qualified under Code Sections 403(b) (Tax Sheltered Annuities and Roth Tax Sheltered annuities). To the extent amounts are not includable in gross income because they have been rolled over to an IRA or to another eligible plan, no tax penalty will be imposed.

The tax penalty will not apply to the following distributions: (a) if distribution is made on or after the date on which the owner reaches age 59 1/2; (b) distributions following the death or disability of the owner (for this purpose disability is as defined in Section 72(m)(7) of the Code); (c) after separation from service, distributions that are part of substantially equal periodic payments made not less frequently than annually for the life (or life expectancy) of the owner or the joint lives (or joint life expectancies) of such owner and his or her designated Beneficiary; (d) distributions made to the owner who has separated from service after he or she has attained age 55;
(e) distributions made to the owner to the extent such distributions do not exceed the amount allowable as a deduction under Code Section
213 to the owner for amounts paid during the taxable year for medical care; (f) distributions made to an alternate payee pursuant to qualified domestic relations order; (g) distributions due to an IRS levy; (h) "qualified reservist distributions" as defined by the Code; and (i) distributions to qualified public safety employees from a governmental defined benefit plan after attaining age 50 and separating from service.

Generally, distributions from a retirement plan must commence no later than April 1st of the calendar year, following the year in which the employee attains age 70 1/2. Distributions from a TSA or Deferred Compensation Plan may, however, be deferred until actual retirement, if later. Such distributions (including distributions from Roth TSAs) must include the present value of any death benefits you have purchased under the contract and must be over a period not exceeding the life expectancy of the individual or the joint lives or life expectancies of the individual and his or her designated Beneficiary. If the required minimum distributions are not made, a 50% penalty tax is imposed as to the amount not distributed.

Tax Sheltered Annuities - Withdrawal Limitations
The Code limits the withdrawal of amounts attributable to contributions made pursuant to a salary reduction agreement (as defined in Section 403(b)(11) of the Code) to circumstances only when the Participant: (1) attains age
59 1/2; (2) separates from service; (3) dies or becomes disabled (within the meaning of Section 72(m)(7) of the Code); (4) experiences a hardship;
(5) is divorced and the distribution is permitted under a Qualified Domestic Relations Order; or (6) is a member of the National Guard or Reserves, is called to active duty and requests a qualified reservist distribution. Withdrawals for hardship are restricted to the portion of the Participant's Contract Value which represents contributions made by the Participant and does not include any investment results. The limitations on withdrawals became effective on January 1, 1989 and apply only to salary reduction contributions made after December 31, 1988, to income attributable to such contributions and to income attributable to amounts held as of December 31, 1988. The limitations on withdrawals do not affect rollovers or transfers between certain retirement plans.

In addition, for contracts issued on or after January 1, 2009, amounts attributable to employer contributions are subject to withdrawal limitations specified in the employer's section 403(b) plan document.

Participants should consult their own tax counsel or other tax adviser regarding any distributions.

Income Tax Withholding
All distributions or any portion(s) thereof which are includable in the gross income of the Participant are subject to federal income tax withholding. Generally, amounts are withheld from periodic payments at the same rate as wages and at the rate of 10% from non-periodic payments. However, the Participant, in most cases, may elect not to have taxes withheld or to have withholding done at a different rate. Special withholding rules apply to United States citizens residing outside the United States and to non-resident aliens.

Certain distributions from retirement plans qualified under Section 403(b) or from governmental retirement plans qualified under Section 457, which are not directly rolled over to another eligible retirement plan or individual retirement account or individual retirement annuity, are subject to a mandatory 20% withholding for federal income tax. The 20% withholding requirement generally does not apply to: (a) a series of substantially equal payments made at least annually for the life or life expectancy of the Participant or joint and last survivor expectancy of the Participant and a designated Beneficiary;
(b) distributions for a specified period of 10 years or more; (c) distributions which are required minimum distributions; (d) the portion of distributions not includable in gross income (i.e. returns of after-tax contributions);
(e) hardship distributions; or (f) corrective distributions. You should consult your own tax counsel or other tax adviser regarding income tax withholding.


                              ANNUITY PROVISIONS


Fixed Annuity Payments
The amount of fixed annuity payments under a life annuity remains constant and is determined by applying the value of the contract used to purchase fixed annuity payments, after deduction for premium taxes, if applicable, to the Fixed Annuity Purchase Rate Table contained in the contract. The Company may substitute more favorable payment rates for the rates in the Fixed Annuity Purchase Rate Table on a non-discriminatory basis.


                            FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of Symetra Life Insurance Company and Subsidiaries included herein should be considered only as bearing upon the ability of the Company to meet its obligations under the contract. They should not be considered as bearing upon the investment experience of the Separate Account or its Sub-accounts.

                           SYMETRA SEPARATE ACCOUNT C
                                     PART C
                               OTHER INFORMATION



Item 24.  Financial Statements and Exhibits

	a.	Financial Statements The following audited financial statements
		of Symetra Separate Account C and Symetra Life Insurance Company ("Symetra Life") are included in the Statement of Additional Information of this Registration Statement:

		1.	The statements of assets and liabilities of Symetra
			Separate Account C as of December 31, 2008, and the related statements of operations for the year then ended, and the statements of changes in net assets for each of the two years in the period then ended.

		2.	The consolidated financial statements of Symetra Life
			Insurance Company and Subsidiaries as of December 31, 2008 and for each of the years in the three-year period ended December 31, 2008.



	b.	  Exhibits

Exhibit 	Description								Reference
-----------------------------------------------------------------------------------------------------

1	Resolution of Board of Directors of the Symetra Life authorizing 		1/
	the Separate Account

2	Not Applicable

3	(i)	Principal Underwriter's Agreement					1/
		Amendment to Principal Underwriter's Agreement				3/
	(ii)	Form of Broker-Dealer Selling Agreement					To be Filed by Amendment


4.	(i)     Group Variable  Annuity Contract					Filed Herewith
	(ii)	Form of TSA Endorsement 						To be Filed By Amendment
	(iii)	Group Contract Schedule Page						Filed Herewith
	(iv)	Participant Certificate 						To be Filed By Amendment
	(v)	Participant Certificate Schedule Page 					To be Filed By Amendment

5.	Master Application for Group Annuity Contract. 					To be Filed By Amendment
	Participant Application 							To be Filed By Amendment


6.	(i)	Copy of Articles of Incorporation of Symetra as amended 11/26/90. 	1/
		Amendment to Articles of Incorporation of Symetra dated 9/1/04		5/
		Amendment to Articles of Incorporation of Symetra dated 5/27/05		10/
	(ii)	Copy of the Bylaws of Symetra as amended 12/6/05			10/


7.	Not Applicable

8.	Participation Agreement (AIM)							2/
	Form of Amendment No. 1 to Participation Agreement (AIM)			4/
	Form of Amendment No. 2 to Participation Agreement (AIM)			13/
	Form of Amendment No. 3 to Participation Agreement (AIM)			13/

	Participation Agreement (ACVP)							2/
	  Amendment No. 1 to Participation Agreement (ACVP)				2/
	  Amendment No. 2 to Participation Agreement (ACVP)				2/
	  Amendment No. 3 to Participation Agreement (ACVP)				2/
	  Form of Amendment No. 4 to Participation Agreement (ACVP) 			4/
	  Form of Amendment No. 5 to Participation Agreement (ACVP)			6/
	  Form of Amendment No. 6 to Participation Agreement (ACVP)			11/
	  Form of Amendment No. 7 to Participation Agreement (ACVP)			11/
	  Form of Amendment No. 8 to Participation Agreement (ACVP)			11/

	Form of Services Agreement (American Funds)					To Be Filed By Amendment

	Form of Participation Agreement (Black Rock)					To Be Filed By Amendment

	     Form of Participation Agreement (Summit)					11/
	          Form of Amendment  No. 1 to Participation Agreement (Summit)		11/
	          Form of Amendment  No. 2 to Participation Agreement (Summit)		11/
	Form of Amendment  No. 3 to Participation Agreement (Summit)			13/
	Form of Consent to Assignment (Summit - Calvert)				Filed Herewith

	Form of Participation Agreement (Columbia)					To Be Filed By Amendment

	Form of Participation Agreement (DWS/Scudder)					13/

	Participation Agreement (Fidelity)						7/
	Form of Sub-Licensing Agreement (Fidelity)					7/
	Form of Amendment No. 1 to Participation Agreement (Fidelity)			12/

	Participation Agreement (Franklin Templeton)					2/
	  Amendment No. 1 to Participation Agreement (FRK)				2/
	  Amendment No. 2 to Participation Agreement (FRK)				2/
	  Amendment No. 3 to Participation Agreement (FRK)				5/
	  Amendment No. 4 to Participation Agreement (FRK)				5/
	Amendment No. 5 to Participation Agreement (FRK)				6/
	Form of Amendment No 6 to Participation Agreement (FRK)				11/
	Form of Amendment No 7 to Participation Agreement (FRK)				11/

	Form of Participation Agreement (Goldman Sachs)					To Be Filed By Amendment

	  Form of Participation Agreement (JP Morgan Insurance Trust)			11/

	Form of Participation Agreement (Neuberger Berman)				13/

	Form of Participation Agreement (PIMCO)						6/
	   Form of Amendment to Participation Agreement (PIMCO)				9/

	Form of Participation Agreement (Vanguard)					8/
	  Form of Amendment to Participation Agreement (Vanguard)			11/

9.	Opinion and Consent of Counsel 							Filed Herewith

10.	Consent of Ernst and Young LLP, Independent Registered Public Accounting Firm	To Be Filed by Amendment

11.	Not Applicable

12.	Not Applicable



1/	Incorporated by reference to Registrant's Initial Product Filing to Form N-4 registration statement of
	Symetra Separate Account C filed with the Securities and Exchange Commission ("SEC") on June 16, 1995
	(File No. 33-60331).

2/	Incorporated by reference to Registrant's Post-Effective Amendment No. 21 to Form S-6 registration
	statement of Symetra Separate Account SL filed with the SEC on April 30, 2002 (File No. 333-30329).

3/	Incorporated by reference to Registrant's Post-Effective Amendment No. 23 on Form N-4 registration
	statement of Symetra Separate Account C filed with the SEC on April 28, 2006 (File No. 33-69712).

4/	Incorporated by reference to Registrant's Post-Effective Amendment No. 26 to Form N-6 registration
	statement of Symetra Separate Account SL filed with the SEC on April 30, 2003 (File No. 333-30329).

5/	Incorporated by reference to Registrant's Post-Effective Amendment No. 17 to Form N-4 registration
	statement of Symetra Separate Account C filed with the SEC on December 3, 2004 (File No. 33-69712).

6/	Incorporated by reference to Registrant's Post-Effective Amendment No. 30 to Form N-6 registration
	statement of Symetra Separate Account SL filed with the SEC on April 29, 2005 (File No. 333-30329).

7/	Incorporated by reference to Registrant's Post-Effective Amendment No. 34 on Form N-6 registration
	statement of Symetra Separate Account SL filed with the SEC on April 30, 2007 (File No. 333-30329).

8/	Incorporated by reference to Registrant's Pre-Effective Amendment No. 1 on Form N-4 registration
	statement of Symetra Separate Account C filed with the SEC on May 15, 2007 (File No. 333-137411).

9/	Incorporated by reference to Registrant's Post-Effective Amendment No. 1 on Form N-6 registration
	statement of Symetra Separate Account SL filed with the SEC on April 30, 2007 (File No. 333-136776).

10/	Incorporated by reference to Registrant's Post-Effective Amendment No. 8 on Form N-4 registration
	statement of Symetra Separate Account C filed with the SEC on August 28, 2008 (File No. 333-137411).

11/	Incorporated by reference to Registrant's Post-Effective Amendment No. 2 on Form N-6 registration
	statement of Symetra Separate Account SL filed with the SEC on August 15, 2007 (File No. 333-136776).

12/	Incorporated by reference to Registrant's Post-Effective Amendment No. 1 on Form N-4 registration
	statement of Symetra Separate Account C filed with the SEC on January 31, 2008 (File No. 333-137411).

13/	Incorporated by reference to Registrant's Post-Effective Amendment No. 25 on Form N-4 registration
	statement of Symetra Separate Account C filed with the SEC on April 30, 2008 (File No. 33-69712).



Item 25. Directors and Officers of the Depositor

Set forth below is a list of each director and officer of Symetra Life who is engaged in activities relating to Symetra Separate Account C or the variable annuity contracts offered through Symetra
Separate Account C.

Name			Positions with Symetra 			Principal Business Address
--------------------------------------------------------------------------------------------------------------
Randall H. Talbot	Director, President			777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004

Allyn D. Close		Director, Senior Vice President 	777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004

George C. Pagos		Director, Senior Vice President,	777 108th Avenue NE, Suite 1200
		 	General Counsel and Secretary 		Bellevue, WA 98004

Jennifer V. Davies	Director, Senior Vice President 	777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004

Margaret A. Meister	Director, Chief Financial Officer 	777 108th Avenue NE, Suite 1200
    			and Executive Vice President		Bellevue, WA 98004

Michael W. Fry		Director and Senior Vice President	777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004

Richard J. Lindsay	Director and Senior Vice President	777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004

Patrick B. McCormick	Senior Vice President			777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004

Roderick J. Halvorsen	Senior Vice President			777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004

Tommie D. Brooks	Vice President and Chief Actuary 	777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004

Colleen M. Murphy	Vice President, Controller,		777 108th Avenue NE, Suite 1200
			Treasurer and Assistant 		Bellevue, WA 98004
			Secretary

Michele M. Kemper 	Vice President and    			777 108th Avenue NE, Suite 1200
			Chief Compliance Officer		Bellevue, WA 98004
			of the Separate Account

Linda C. Mahaffey	Vice President	    			777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004

Jean B. Liebmann	Assistant Vice President and Actuary	777 108th Avenue NE, Suite 1200
								Bellevue, WA 98004


Item 26.  Persons Controlled By or Under Common Control With the Depositor or Registrant

No person is directly or indirectly controlled by Symetra Separate Account C ("Registrant").
Symetra Life established Registrant by resolution of its Board of Directors pursuant to Washington
law.  Symetra Life is a wholly owned subsidiary of  Symetra Financial Corporation.   Symetra
Financial Corporation is organized under Delaware law and Symetra Life is organized under Washington law. All subsidiaries are included in consolidated financial statements.  In addition, Symetra Life files a separate financial statement in connection with its issuance of products associated with the Registrant and other separate accounts.  Following is the organizational chart of  Symetra
Financial Corporation.
										State of
Name							Ownership		Incorporation Business
-----------------------------------------------------------------------------------------------------------------------
Symetra Financial Corporation			Holding Company				DE    Insurance Holding Company

  Symetra Life Insurance Company		100% Symetra Financial Corporation	WA    Life Insurance Company

    Symetra National Life Insurance Company	100% Symetra Life Insurance Company	WA    Life Insurance Company

    First Symetra National Life Insurance
     Company of New York	    		100% Symetra Life Insurance Company	NY    Life Insurance Company

  Symetra Assigned Benefits Service
     Company					100% Symetra Financial Corporation	WA    Structured Settlements

  Symetra Administrative Services, Inc.		100% Symetra Financial Corporation	WA    Holding Company

    Employee Benefit Consultants, Inc.	    	100% Symetra Administrative Services, 	WI    Third Party Administrator
							Inc.
    Wisconsin Pension and Group Services, Inc.	100% Symetra Administrative Services,	WI    Insurance Agency
							Inc.
  Symetra Securities, Inc.			100% Symetra Financial Corporation	WA    Broker Dealer/Underwriter

  Symetra Services Corporation			100% Symetra Financial Corporation	WA    Administrative Services

  Symetra Investment Services, Inc.		100% Symetra Financial Corporation	WA    Broker Dealer

  TFS Training & Consulting, Inc.	      	100% Symetra Financial Corporation	WA    Training and Consulting

  Clearscape Funding Corporation		100% Symetra Financial Corporation	WA    Structured Settlements
												Factoring
   WSF Receivables I, LLC			100% Clearscape Funding Corporation	FL    Investment

  Medical Risk Managers Holdings, Inc.		100% Symetra Financial Corporation	DE    Holding Company

    Medical Risk Managers, Inc.	    		100% Medical Risk Managers Holdings, 	DE    Managing Underwriter
							Inc.
  Health Network Strategies, LLC		60% Symetra Financial Corporation,
						40% Other Members			DE    Benefit Plan Consultant

  TIF Invest III, LLC				100% Symetra Financial Corporation	DE    Investment




Item 27.  Number of Contract Owners

As of  June 30, 2009, there were ______ Contract Owners under the registrant.


Item 28.  Indemnification

Under its Bylaws, Symetra Life, to the full extent permitted by the Washington Business Corporation Act, shall indemnify any person who was or is a party to any proceeding (whether brought by or in the right of Symetra
Life or otherwise) by reason of the fact that he or she is or was a director of Symetra Life, or, while a director of Symetra Life, is or was serving at the request of Symetra Life as a director, officer, partner, trustee, employee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by him or her in connection with such proceeding.

Symetra Life shall extend such indemnification as is provided to directors above to any person, not a director of Symetra Life, who is or was an officer of Symetra Life or is or was serving at the request of Symetra Life as a director, officer, partner, trustee, or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan.  In addition, the Board of Directors of Symetra Life may, by resolution, extend such further indemnification to an officer or such other person as it may seem fair and reasonable in view of all relevant circumstances.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of Symetra Life pursuant to such provisions of the bylaws or statutes or otherwise, Symetra Life has been advised that in the opinion of the Securities and Exchange
Commission, such indemnification is against public policy as expressed in said Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by Symetra Life of expenses incurred or paid by a director, officer or controlling person of
Symetra Life in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the contracts issued by the Separate Account, Symetra Life will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in said Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters

	a.	Symetra Securities, Inc., the principal underwriter for the contracts, also acts
		as the principal underwriter for Symetra Life's Individual Variable Life Insurance
		Policies and Variable Annuity Contracts.

	b.	The following information is provided for each officer and director of the principal
		underwriter:



Name			Positions and Offices
			with Underwriter			Principal Business Address
__________________________________________________________________________________________
Linda C. Mahaffey	Director and President			777 108th Ave NE, Suite 1200
								Bellevue, WA 98004

Allyn D. Close 		Director				777 108th Ave NE, Suite 1200
								Bellevue, WA 98004

Margaret A. Meister	Director				777 108th Ave NE, Suite 1200
								Bellevue, WA 98004

Joanne M. Salisbury	Vice President 				777 108th Ave NE, Suite 1200
								Bellevue, WA 98004

Laurie A. Hubbard	Vice President				777 108th Ave NE, Suite 1200
								Bellevue, WA 98004

Michael F. Murphy	Assistant Vice President and		777 108th Ave NE, Suite 1200
			 Chief Compliance Officer		Bellevue, WA 98004

LeeAnna G.K. Glessing	Assistant Vice President, Treasurer 	777 108th Ave NE, Suite 1200
			and Financial Principal			Bellevue, WA 98004





c.	During the fiscal year ended December 31, 2008, Symetra Securities, Inc. received $4,759,624.04
	in commissions for the distribution of certain annuity contracts sold in connection with
	Registrant of which no payments were retained.  Symetra Securities, Inc. did not receive
	any other compensation in connection with the sale of Registrant's contracts.

Item 30.  Location of Accounts and Records

Symetra Life Insurance Company at 777 108th Avenue NE, Suite 1200, Bellevue, Washington 98004
maintains physical possession of the accounts, books or documents of the Separate Account required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the rules promulgated thereunder.

Item 31.  Management Services

Not Applicable

Item 32.  Undertakings

1.	The Registrant hereby undertakes to:

	a.	File a post-effective amendment to this registration statement as frequently as is
		necessary to ensure that the audited financial statements in the registration statement
		are never more than 16 months old for so long as payments under the variable annuity
		contracts may be accepted;

	b.	Include either (1) as part of any application to purchase a contract offered by the
		prospectus, a space that an applicant can check to request a Statement of Additional
		Information, or (2) a post card or similar written communication affixed to or
		included in the prospectus that the applicant can remove to send for a Statement of
		Additional Information; and

	c.	Deliver any Statement of Additional Information and any financial statements required
		to be made available under this Form promptly upon written or oral request.

Representations

1.	Registrant hereby represents that it is relying upon a No-Action Letter issued to the
	American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that
	the following provisions have been complied with:

	a.	Include appropriate disclosure regarding the redemption restrictions imposed by Section
		403(b)(11) in each registration statement, including the prospectus, used in connection
		with the offer of the contract;

	b.	Include appropriate disclosure regarding the redemption restrictions imposed by Section
		403(b)(11) in any sales literature used in connection with the offer of the contract;

	c.	Instruct sales representatives who solicit participants to purchase the contract
		specifically to bring the redemption restrictions imposed by Section 403(b)(11) to the
		attention of the potential participants; and

	d.	Obtain from each plan participant who purchases a Section 403(b) annuity contract, prior
		to or at the time of such purchase, a signed statement acknowledging the participant's
		understanding of (1) the restrictions on redemption imposed by Section 403(b)(11), and
		(2) other investment alternatives available under the employer's Section 403(b)
		arrangement to which the participant may elect to transfer his contract value.


Item 33.  Fee Representation

Pursuant to the Investment Company Act of 1940, Symetra Life represents that the fees and charges deducted under the contract, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred and risks assumed by Symetra Life.

                                              SIGNATURES

As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant certifies that it meets the requirements of Securities Act Rule for effectiveness of this Registration Statement and has caused this Registration Statement to be signed on its behalf, in the City of Bellevue and
State of Washington, on this 20th day of March, 2009.

					Symetra Separate Account C
					---------------------------------
						Registrant

				By:	Symetra Life Insurance Company
					-------------------------------------

				By:	 RANDALL H. TALBOT*
					-----------------------------
					Randall H. Talbot, President

					Symetra Life Insurance Company
					-------------------------------------
						Depositor

				By:	 RANDALL H. TALBOT*
					-------------------------------------
					Randall H. Talbot, President


Pursuant to the requirement of the Securities Act of 1933, this Registration Statement has been signed below by the following person in the capacities and on the dates indicated.  Those signatures with an asterisk indicate that the signature was supplied by a duly appointed attorney-in-fact under a valid
Power of Attorney which is filed herewith.

NAME							TITLE
-----------------------------------------------------------------------------------------------


Allyn D. Close *				Director and Senior Vice President
-----------------------
Allyn D. Close


Jennifer V. Davies *				Director and Senior Vice President
----------------------
Jennifer V. Davies


Michael W. Fry *				Director and Senior Vice President
--------------------
Michael W. Fry

Richard J. Lindsay *				Director and Senior Vice President
--------------------
Richard J. Lindsay


Margaret A. Meister *				Director, Chief Financial Officer,
---------------------------			Executive Vice President
Margaret A. Meister


Colleen M. Murphy *	                	Vice President, Controller, Treasurer and
-----------------------				Assistant Secretary
Colleen M. Murphy


/s/ George C. Pagos				Director, Senior Vice President, General Counsel and
----------------------				Secretary
George C. Pagos


Randall H. Talbot *				Director and President
------------------------
Randall H. Talbot







                                               Power of Attorney



Symetra Life Insurance Company, a Washington Corporation (the "Company"), and each of its undersigned officers and directors, hereby nominate and appoint George C. Pagos, and Margaret A. Meister, each with power to act alone, their true and lawful attorney-in-fact and agent, for them and in their names and places in any and all capacities, to execute and sign all amendments to the following Registration
Statements under the Securities Act of 1933 and the Investment Company Act of 1940:

Separate Account			'40 Act Filing Number		Products		'33 Act Filing Number
------------------------------------------------------------------------------------------------------------------------
Symetra Resource Variable Account B	811-4716			Spinnaker Plus			33-69600
									Resource B			33-06546
------------------------------------------------------------------------------------------------------------------------
Symetra Separate Account C		811-8052			Spinnaker			33-69712
									Spinnaker Advisor		333-41622
									Spinnaker Choice		333-111216
									Symetra Focus			333-137411
									Mainsail			33-60331
									Symetra Retirement Passport	To be assigned
													at filing
------------------------------------------------------------------------------------------------------------------------
Symetra Deferred Variable Annuity 	811-4961			Symetra Deferred Annuity	333-65087
Account
------------------------------------------------------------------------------------------------------------------------
Symetra Separate Account SL		811-4909			Premier Accumulation Life 	333-30329
									Symetra Complete		333-136776
									Symetra Complete Advisor	333-137015
									Enhanced Accumulation Life	33-10248
------------------------------------------------------------------------------------------------------------------------





The undersigned officers and directors, further nominate and appoint George C. Pagos, and Margaret A. Meister, each with power to act alone, to file with the Securities and Exchange Commission and any other regulatory authority having jurisdiction over the offer and sale of the variable insurance products issued from the Separate Accounts, such amendments and any supplements thereto, as well as any and all exhibits and other documents necessary or desirable to such amendment or supplement process, granting to such attorney full power and authority to do and perform each and every act necessary and/or appropriate as fully and with all intents and purposes as the Company itself and the undersigned officers and directors themselves might or could do.






(Continued on Next Page)
IN WITNESS WHEREOF, SYMETRA LIFE INSURANCE COMPANY has caused this power of attorney to be executed in its full name and by its President and attested by its Secretary, and the undersigned officers and directors have each executed such power of attorney, on the 16th  day of
March, 2009.

					SYMETRA LIFE INSURANCE COMPANY

					By:	/s/ Randall H. Talbot
						----------------------
						Randall H. Talbot, President

ATTEST:

/s/ George C. Pagos
--------------------------
George C. Pagos, Secretary


NAME					TITLE



/s/ Allyn D. Close				Director and Senior Vice President
-------------------
Allyn D. Close


/s/ Jennifer V. Davis				Director  and Senior Vice President
---------------------
Jennifer V. Davies


/s/ Michael W. Fry				Director  and Senior Vice President
-------------------
Michael W. Fry


/s/ Richard J. Lindsay				Director and Senior Vice President
-----------------------
Richard J. Lindsay


/s/ Margaret A. Meister				Director, Chief Financial Officer, Executive
-----------------------				Vice President
Margaret A. Meister


/s/ Colleen M. Murphy	                	Vice President, Controller, Treasurer and
---------------------				Assistant Secretary
Colleen M. Murphy


/s/ George C. Pagos				Director, Senior Vice President, General
------------------- 				Counsel and Secretary
George C. Pagos



/s/ Randall H. Talbot				Director and President
Randall H. Talbot